Exhibit 99.1

ECOPETROL S.A.

Unaudited interim condensed consolidated
financial statements

June 30, 2024

Ecopetrol S.A.

(Figures expressed in millions of Colombian pesos)

Ecopetrol S.A.

(Figures expressed in millions of Colombian pesos)

Ecopetrol S.A.

(Figures expressed in millions of Colombian pesos)

Interim condensed consolidated statement of financial position

		June 30,	December 31,
	Note	2024	2023
		(Unaudited)
Current Assets
Cash and cash equivalents	6	13,236,875	12,336,115
Trade and other receivables	7	24,141,135	33,310,642
Inventories	8	11,368,526	10,202,448
Other financial assets	9	2,112,720	1,860,928
Tax assets		7,893,114	8,111,079
Other assets	11	3,210,123	2,769,029
		61,962,493	68,590,241
Assets held for sale		135,735	24,865
Total current assets		62,098,228	68,615,106
Non–current assets
Trade and other receivables	7	30,289,298	29,781,088
Other financial assets	9	633,948	371,847
Investments in associates and joint ventures	12	8,583,051	8,418,632
Property, plant, and equipment	13	99,137,894	95,171,302
Natural and environmental resources	14	46,744,552	45,216,133
Right-of-use-assets	15	760,598	841,636
Intangibles	16	15,648,114	14,714,809
Tax assets		12,867,186	10,530,057
Goodwill	18	5,012,754	4,846,667
Other assets	11	1,709,143	1,633,813
Total non–current assets		221,386,538	211,525,984
Total assets		283,484,766	280,141,090
Liabilities
Current liabilities
Loans and borrowings	19	16,039,201	15,550,008
Trade and other payables	20	18,726,013	18,891,434
Provisions for employee benefits	21	2,859,345	3,059,204
Tax liabilities		1,450,519	2,869,225
Accrued liabilities and provisions	22	1,246,455	1,595,249
Other liabilities		1,538,925	1,599,443
Total current liabilities		41,860,458	43,564,563
Non–current liabilities
Loans and borrowings	19	98,980,365	90,265,519
Trade and other payables	20	14,654	27,280
Provisions for employee benefits	21	15,702,058	15,213,509
Tax liabilities		13,904,051	13,567,513
Accrued liabilities and provisions	22	15,172,220	14,547,391
Other liabilities		2,614,541	2,702,835
Total non–current liabilities		146,387,889	136,324,047
Total liabilities		188,248,347	179,888,610
Equity
Subscribed and paid in capital	23.1	25,040,067	25,040,067
Additional paid-in capital	23.2	6,607,699	6,607,699
Reserves	23.3	24,156,407	17,922,725
Other comprehensive income	23.5	9,422,910	8,674,648
Retained earnings		5,041,746	17,461,488
Equity attributable to the Company’s shareholders		70,268,829	75,706,627
Non–controlling interest		24,967,590	24,545,853
Total equity		95,236,419	100,252,480
Total liabilities and equity		283,484,766	280,141,090

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Ecopetrol S.A.

(Figures expressed in millions of Colombian pesos, except for the earnings per share, expressed in Colombian pesos)

Interim condensed consolidated statement of profit or loss

		Six-month period ended
		June 30,
	Note	2024	2023

		(Unaudited)
Revenue from contracts with customers	24	63,929,546	73,222,324
Cost of sales	25	(39,643,519)	(44,265,231)
Gross profit		24,286,027	28,957,093

Administration expenses	26	(2,127,659)	(2,236,642)
Operation and project expenses	26	(2,615,763)	(2,199,293)
Recovery (impairment) of non-current assets		(8,238)	(6,558)
Other operating expenses	27	(196,681)	(226,718)
Operating income		19,337,686	24,287,882
Financial results	28
Financial income		852,278	1,349,483
Financial expenses		(4,989,720)	(5,446,231)
Foreign exchange (loss) gain		45,267	547,244
		(4,092,175)	(3,549,504)

Share of profits of associates and joint ventures	12	386,291	497,135
Profit before income tax expense		15,631,802	21,235,513

Income tax expense	10	(6,914,028)	(6,763,926)
Net profit for the period		8,717,774	14,471,587

Net profit attributable to:
Owners of parent		6,642,349	11,931,149
Non–controlling interest		2,075,425	2,540,438
		8,717,774	14,471,587
Basic and diluted earnings per share (Colombian pesos)		161.5	290.2

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Ecopetrol S.A.

(Figures expressed in millions of Colombian pesos)

Interim condensed consolidated statement of comprehensive income

		Six-month period ended
		June 30,
	Note	2024	2023

		(Unaudited)
Net profit for the period		8,717,774	14,471,587
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss (net of tax):
Unrealized (loss) gain on hedges:
Cash flow hedge for future exports		(1,147,286)	2,225,284
Hedge of a net investment in a foreign operation		(2,189,271)	3,805,279
Cash flow hedge with derivative instruments		(23,078)	101,161
Financial instruments measured at fair value		(453)	(1,761)
Foreign currency translation		4,243,200	(10,710,769)
		883,112	(4,580,806)
Items that will not be reclassified subsequently to profit or loss (net of tax):
Actuarial (loss) gain		(190,091)	821,773
		(190,091)	821,773
Other comprehensive income, net of tax		693,021	(3,759,033)
Total comprehensive income, net of tax		9,410,795	10,712,554

Comprehensive income attributable to:
Owners of the parent		7,376,861	10,072,229
Non–controlling interest		2,033,934	640,325
		9,410,795	10,712,554

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Ecopetrol S.A.

(Figures expressed in millions of Colombian pesos)

Interim condensed consolidated statement of changes in equity

							Equity
		Subscribed	Additional		Other		attributable to	Non–
		and paid–in	paid–in		comprehensive	Retained	Company’s	controlling	Total
	Note	capital	capital	Reserves	income	earnings	shareholders	interest	Equity
Balance as of December 31, 2023		25,040,067	6,607,699	17,922,725	8,674,648	17,461,488	75,706,627	24,545,853	100,252,480
Net income		—	—	—	—	6,642,349	6,642,349	2,075,425	8,717,774
Release of reserves	23.3	—	—	(8,174,839)	—	8,174,839	—	—	—
Dividends declared	23.4	—	—	—	—	(12,828,409)	(12,828,409)	(1,567,781)	(14,396,190)
Capital restitution		—	—	—	—	—	—	(30,666)	(30,666)
Appropriation of reserves
Legal	23.3	—	—	1,906,209	—	(1,906,209)	—	—	—
Fiscal and statutory	23.3	—	—	509,082	—	(509,082)	—	—	—
Occasional	23.3	—	—	11,993,230	—	(11,993,230)	—	—	—
(Loss) gain on hedging instruments:
Cash flow hedge for future exports		—	—	—	(1,151,252)	—	(1,151,252)	3,966	(1,147,286)
Hedge of a net investment in a foreign operation		—	—	—	(2,135,824)	—	(2,135,824)	(53,447)	(2,189,271)
Cash flow hedge with derivative instruments		—	—	—	(43,026)	—	(43,026)	19,948	(23,078)
Financial instruments measured at fair value		—	—	—	(235)	—	(235)	(218)	(453)
Foreign currency translation		—	—	—	4,220,633	—	4,220,633	22,567	4,243,200
Actuarial loss		—	—	—	(142,034)	—	(142,034)	(48,057)	(190,091)
Balance as of June 30, 2024 (Unaudited)		25,040,067	6,607,699	24,156,407	9,422,910	5,041,746	70,268,829	24,967,590	95,236,419

Balance as of December 31, 2022		25,040,067	6,607,699	8,898,633	15,796,719	29,811,809	86,154,927	27,748,162	113,903,089
Net income		—	—	—	—	11,931,149	11,931,149	2,540,438	14,471,587
Release of reserves		—	—	(2,491,377)	—	2,491,377	—	—	—
Dividends declared		—	—	—	—	(24,382,200)	(24,382,200)	(1,967,009)	(26,349,209)
Restitution of capital and reserves		—	—	—	—	—	—	(24,070)	(24,070)
Appropriation of reserves
Legal		—	—	3,340,629	—	(3,340,629)	—	—	—
Fiscal and statutory		—	—	509,082	—	(509,082)	—	—	—
Occasional		—	—	7,665,758	—	(7,665,758)	—	—	—
Gains (loss) on hedging instruments:
Cash flow hedge for future exports		—	—	—	2,232,555	—	2,232,555	(7,271)	2,225,284
Hedge of a net investment in a foreign operation		—	—	—	3,706,040	—	3,706,040	99,239	3,805,279
Cash flow hedge with derivative instruments		—	—	—	71,395	—	71,395	29,766	101,161
Financial instruments measured at fair value		—	—	—	(1,761)	—	(1,761)	—	(1,761)
Foreign currency translation		—	—	—	(8,747,429)	—	(8,747,429)	(1,963,340)	(10,710,769)
Actuarial gain (loss)		—	—	—	830,119	—	830,119	(8,346)	821,773
Balance as of June 30, 2023 (Unaudited)		25,040,067	6,607,699	17,922,725	13,887,638	8,336,666	71,794,795	26,447,569	98,242,364

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Ecopetrol S.A.

(Figures expressed in millions of Colombian pesos)

Interim condensed consolidated statement of cash flows

		Six-month period ended
		June 30,
	Note	2024	2023

		(Unaudited)
Cash flows in operating activities:
Net profit for the period		8,717,774	14,471,587
Adjustments to reconcile net profit to net cash provided by operating activities:
Income taxes	10	6,914,028	6,763,926
Depreciation, depletion, and amortization	13-14-15-16	7,286,500	6,524,299
Foreign exchange gain	28	(45,267)	(547,244)
Finance cost of loans and borrowings	28	3,496,572	3,428,301
Finance cost of post–employment benefits and abandonment costs	28	1,264,839	1,226,402
Disposal of exploratory assets and dry wells	14	604,922	265,192
Loss on sale or disposal of non-current assets		15,516	21,915
Impairment of non-current assets		8,238	6,558
Impairment of current assets	27	40,507	53,051
Gain on fair value of financial assets		(47,186)	(115,362)
(Gain) loss on hedging transactions with derivatives		(758)	9
Share of profit of associates and joint ventures	12	(386,291)	(497,135)
Loss on disposal of assets held for sale		15,830	13,028
(Gain) loss on hedge ineffectiveness	29.3	(2,330)	4,748
Realized (gain) loss on foreign exchange cash flow hedges	24	(40,114)	656,746
Provision expenses	22	240,627	240,912

Net change in operational assets and liabilities:
Trade and other receivables		7,246,588	(15,873,508)
Inventories		(732,407)	1,089,937
Trade and other payables		(2,512,203)	(990,863)
Current tax assets and liabilities		(282,981)	(1,977,440)
Provisions for employee benefits		(489,536)	(479,989)
Provisions and contingencies		(387,013)	(722,128)
Other assets and liabilities		(652,230)	(1,705,128)
		30,273,625	11,857,814
Income tax paid		(7,189,820)	(6,648,898)
Net cash provided by operating activities		23,083,805	5,208,916

Cash flow in investing activities:
Investment in joint ventures	12	(11,601)	—
Investment in property, plant, and equipment	13	(3,739,461)	(3,550,126)
Investment in natural and environmental resources	14	(4,772,588)	(6,737,974)
Acquisitions of intangibles	16	(389,225)	(420,215)
Proceeds from the sale of other financial assets		(685,011)	1,236,650
Interests received	28	782,821	1,012,873
Dividends received		213,046	185,737
Proceeds from sales of non-current assets		67,756	30,708
Net cash used in investment activities		(8,534,263)	(8,242,347)

Cash flow in financing activities:
Proceeds obtained from loans and borrowings	19.1	10,425,923	15,654,833
Payments of loans and borrowings	19.1	(8,486,656)	(9,976,744)
Interest payments	19.1	(3,571,554)	(3,195,743)
Lease payments (principal and interests)	15	(282,015)	(261,388)
Capital restitution		(15,333)	(12,035)
Dividends paid	23.4	(12,192,292)	(2,560,568)
Net cash used in financing activities		(14,121,927)	(351,645)
Exchange difference in cash and cash equivalents		473,145	(691,147)
Net increase (decrease) in cash and cash equivalents		900,760	(4,076,223)
Cash and cash equivalent at the beginning of the period		12,336,115	15,401,058
Cash and cash equivalent at the end of the period	6	13,236,875	11,324,835

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

1.	Reporting entity

Ecopetrol S.A. is a mixed economy company, with a commercial nature, formed in 1948 in Bogotá – Colombia, headquarters of the Ecopetrol Business Group (collectively called “Ecopetrol Business Group”); which is dedicated to commercial or industrial activities related to the exploration, exploitation, refining, transportation, storage, distribution and marketing of hydrocarbons, their derivatives and products, as well as the electric power transmission services, design, development, construction, operation and maintenance of road and energy infrastructure projects and the provision of information technology and telecommunications services.

An 11.51% of Ecopetrol S.A.’s shares are publicly traded on the Stock Exchanges of Colombia and New York, USA. The remaining shares (88.49% of the total outstanding shares) are owned by the Colombian Ministry of Finance and Public Credit.

The address of the main office of Ecopetrol S.A. is Bogotá – Colombia, Carrera 13 No. 36 – 24.

2.	Basis of presentation
2.1.	Statement of compliance and authorization of financial statements

The financial information contained in this report has been prepared in accordance with IAS 34 Interim Financial Reporting accepted in Colombia.

The interim condensed consolidated financial statements are unaudited and in the management opinion, include all necessary adjustments for a fair presentation of the results of each period.

Ecopetrol Business Group prepares its financial statements based on the principles and accounting standards and financial information accepted in Colombia (NCIF, as its acronym in Spanish), regulated in Decree 2420 of 2015 and its amendments. These standards are based on the International Financial Reporting Standards - IFRS and its Interpretations issued by the International Accounting Standards Board (IASB) and other applicable legal provisions for supervised entities and/or controlled by the General Accounting Office of the Nation. Some accounting standards and financial information accepted in Colombia (Colombian IFRS) may differ in certain aspects from IFRS as issued by the IASB.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with policies expected to follow in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2024, which do not differ significantly from those used the immediately previous year.

These interim condensed consolidated financial statements were approved by the Company’s Ecopetrol Board of Directors on September 27, 2024.

2.2.	Basis of consolidation

The interim condensed consolidated financial statements were prepared by consolidating all the subsidiary companies described in Exhibits 1 and 2, in which Ecopetrol exercises, directly or indirectly, control, according to IFRS 10.5 and 10.7.

Subsidiaries are consolidated from the date control is obtained until the date control ceases.

All intercompany assets and liabilities, equity, income, expenses, and cash flows related to transactions between Group companies were eliminated in consolidation. Unrealized profits and losses are also eliminated. Non-controlling interest represents the portion of profit, other comprehensive income and net assets in subsidiaries that are not attributable to Ecopetrol shareholders.

The interim condensed consolidated financial statements were prepared on the basis that it will continue to operate as a going concern.

All business combinations are recognized using the acquisition method.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

3.	Material accounting judgments and estimates

The preparation of the consolidated financial statements requires that the Company’s Management make judgments, estimates and assumptions to quantify some of the assets, liabilities, income, expenses, and commitments recognized in the consolidated financial statements and their disclosures. These estimates have been made based on the best information available on the facts analyzed, management experience and other factors at the date of preparation of the financial statements. Uncertainty about assumptions and estimates could result in future material changes affecting the value of assets or liabilities. Changes in these estimates are recognized prospectively in the period in which they are reviewed.

As of the date of this report, there have been no changes in the material accounting estimates and judgments used in the preparation of the financial statements as of December 31, 2023.

4.	Accounting policies

The Group’s main accounting policies are described in the consolidated financial statements as of December 31, 2023, and for the year then ended, and they have been applied consistently for the period comprising these interim condensed consolidated financial statements, except for the adoption of new standards effective as of January 1, 2024.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annuals, and therefore should be read in conjunction with the annual consolidated financial statements as of December 31, 2023.

5.	New standards
5.1.	New standards adopted by the Group, effective as of January 1, 2024

The IASB issued amendments to the following standards with application as of January 1, 2023:

Amendment to IAS 1 - Classifications of liabilities as current or non-current, modifies the requirement to classify a liability as current, by establishing that a liability is classified as current when it does not have the right at the end of the reporting period to defer the liquidation of the liability during, at least, the twelve months following the date of the reporting period. This amendment is effective since January 1, 2023. In addition, on October 31, 2022, IASB issued an amendment on non-current liabilities with agreed conditions and modified the effective date to January 1, 2024.

IAS 12 Amendment: The IASB issued the amendment in May 2023, which provides to the companies a temporary exemption from accounting of deferred taxes arising from the international tax reform of the Organization for Economic Co-operation and Development (OECD), which published the rules to ensure that large multinational companies would be subject to a minimum tax rate of 15%.

IFRS 17 - Insurance Contracts, provides a new general model for accounting for contracts by combining a measurement of the current balance of insurance contracts with the recognition of earnings during the period in which the services are rendered. The standard’s general model requires that insurance contract liabilities be measured using current weighted probability estimates of future cash flows, a risk adjustment, and a contractual service margin that represents the expected gain from fulfilling the contracts. The effects of changes in the estimates of future cash flows and the risk adjustment related to future services are recognized during the period in which the services are rendered and not immediately in profit loss statement.

IFRS 17 replaces IFRS 4 - Insurance Contracts and will be effective for the subsidiaries Black Gold Re and Linear Systems Re Ltd for the financial reporting period beginning January 1, 2023. The assessment of the impact of IFRS 17 do not have a significant effect on the Group’s consolidated financial statements, considering that most of the insurance contracts are short-term and would be managed by the PPA methodology - Simplified allocation of premiums.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The following limited-scope amendments, with comprehensive and anticipated voluntary application:

◾	Amendments to IAS 1 – Presentation of financial statements. Companies must disclose material information about their accounting policies and apply the concept of materiality to accounting policy disclosures. The amendments clarify the following points:
-	The word “significant” is changed to “material or relative importance”.
-	The accounting policies that must be disclosed in the notes to the financial statements are clarified, “an entity will disclose information about its material or relative importance accounting policies.”
-	It is clarified when an accounting policy is considered material or relatively important.
-	Adds the following paragraph: “Information on accounting policies that focuses on how an entity has applied the requirements of IFRS to its own circumstances provides specific information about the entity that is more useful to users of financial statements than standardized information or information that only doubles or summarizes the requirements of IFRS standards”.
◾	Amendments to IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors. They clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. The amendment was published by the IASB in February 2021 and clearly defines an accounting estimate to distinguish it from an accounting policy: “Accounting estimates are monetary amounts, in financial statements, that are subject to measurement uncertainty”.

It mentions “an accounting policy could require that elements of the financial statements be measured in a way that entails measurement uncertainty—that is, the accounting policy could require that these elements be measured by monetary amounts that cannot be directly observed and they must be estimated. In this case, an entity develops an accounting estimate to achieve the objective established by the accounting policy.

◾	Amendments to IAS 12 Deferred taxes related to assets and liabilities that are recognized in a single transaction. The purpose of the amendments is to reduce the diversity in the reporting of deferred taxes on leases and decommissioning obligations. The amendment allows the recognition of a deferred tax liability or asset that has arisen in a transaction that is not a business combination, in the initial recognition of an asset or liability that, at the time of the transaction, does not give rise to taxable temporary differences and deductibles in the same amount.
◾	Amendment IAS 7 - Cash Flow Statement and IFRS 7 - Financial instruments: Disclosures. The IASB issued the amendment on disclosure requirements to improve the transparency of suppliers financing arrangements and their effects on a company’s liabilities, cash flows and liquidity risk exposure. The Amendment applies to annual periods beginning on January 1, 2024.
◾	IFRS16 Amendment: In September 2022, the IASB issued an amendment related to the leasing standard regarding the recognition of the lease liability in a sale and leaseback. The amendment determines the requirements that a seller-lessee must use to quantify the lease liability arising in the sale and leaseback with the objective that the seller-lessee does not recognize any profit or loss related to the right of use that it retains.
5.2.	New standards issued but not yet adopted.
◾	Amendment to IAS 21 - Effects of Changes in Foreign Currency Exchange Rates. The Amendment establishes the criteria to assess whether a currency is interchangeable and to know when it is not, so that the exchange rate to be used and the disclosures to be provided can be determined. The validity applies to annual periods beginning on or after January 1, 2025.
◾	Issuance of IFRS 18 - Presentation and disclosures in financial statements. This new IFRS standard has the purpose to improve the usefulness of the information presented and disclosed in financial statements and will provide investors with more transparent and comparable information on the financial performance of companies, allowing them to make better investment decisions. This new standard is effective internationally for annual reporting periods beginning on or after January 1, 2027, but companies can apply it early. It should be noted that IFRS 18 replaces IAS 1 – Presentation of financial statements.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

◾	Issuance of IFRS 19 – Subsidiaries not in the public interest: disclosures. This new standard allows subsidiaries to disclose reduced information, instead of disclosing information in accordance with other IFRS. Thus, the application of this standard will reduce the costs of preparing the financial statements of subsidiaries, while maintaining the usefulness of the information for users of their financial statements.
◾	Narrow scope amendments to IFRS 9: These amendments will improve the consistency and understanding of accounting requirements by clarifying terms and procedures, introducing detailed disclosure requirements and allowing flexible early application, which will reduce diversity in accounting practice and increase the transparency and consistency of financial information. Amendments effective from January 1, 2026, and early application is allowed.
5.3.	New standards issued by the ISSB that with effect in future periods.

The International Sustainability Standards Committee, in June 2023 issued the first international sustainability and climate standards: IFRS S1 General Requirements for the Information to be Disclosed on Sustainability related to Financial Information and IFRS S2 Weather-related Disclosures. The purpose of these standards is for entities to disclose information about their risks and opportunities related to sustainability and climate that is useful to the primary users of financial information for decision-making. An entity will apply these standards for reports for annual periods beginning on or after January 1, 2024. The Ecopetrol Business Group is currently assessing the corresponding regulations and the methodology for their implementation. Likewise, the Ecopetrol Business Group will consider the guidelines and regulations that the Technical Council of Public Accounting may issue in Colombia.

6.	Cash and cash equivalents

	June 30,	December 31,
	2024	2023
	(Unaudited)
Banks and corporations	8,397,486	7,525,552
Short–term investments	4,836,729	4,808,610
Cash	2,660	1,953
	13,236,875	12,336,115

As of June 30, 2024, the balance of cash and cash equivalents includes $2,173,593 ($1,724,488 as of December 31, 2023) of restricted cash in: a) Interconexión Eléctrica S.A. E.S.P. for $2,060,845 ($1,580,106 as of December 31, 2023), b) Cenit for $111,986 ($143,464 as of December 31, 2023, corresponding to Oleoducto Bicentenario), and c) other companies for $762 (2023: $918), to be used in the next 12 months, exclusively to guarantee debt service (payment of principal and interest).

The fair value of cash and equivalents is close to its book value due to its short-term nature (less than three months) and its high liquidity. Cash equivalents are convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

7.	Trade and other receivables

	June 30,	December 31,
	2024	2023
	(Unaudited)
Current
Fuel Price stabilization fund (1)	12,057,921	20,505,603
Customers
Foreign	4,210,481	4,220,537
Domestic	2,870,405	3,087,463
Concessions (2)	3,931,662	4,054,429
Accounts receivable from employees	108,067	106,022
Related parties (Note 30)	81,843	123,058
Industrial services	45,175	40,729
Other	980,689	1,329,565
	24,286,243	33,467,406
Impairment	(145,108)	(156,764)
	24,141,135	33,310,642
Non–current
Concessions (2)	26,623,302	26,323,424
Accounts receivable from employees	624,892	565,914
Customers
Foreign	186,798	150,033
Domestic	76,165	75,419
Related parties (Note 30)	230,980	143,238
Other (3)	3,192,273	3,180,581
	30,934,410	30,438,609
Impairment	(645,112)	(657,521)
	30,289,298	29,781,088
(1)	Corresponds to the application of Resolution 180522 of March 29, 2010, and other regulations that modify and add it (Decree 1880 of 2014 and Decree 1068 of 2015), which establishes the procedure to recognize the subsidy for refiners and importers of motor gasoline current and ACPM, and the methodology for calculating the net position (value generated between the parity price and the regulated price, which can be positive or negative).

During 2024, the Ministry of Finance and Public Credit made payments to the Ecopetrol Business Group for $12,957,299, as follows:

-	Ecopetrol S.A. received cash payments for $10,414,093. These payments correspond to the settlement of the first and second quarters of 2023.
-	Refinería de Cartagena received cash payments for $2,543,206 corresponding to the settlement of the first quarter of 2023.

During 2023, the Ministry of Finance and Public Credit paid $26,346,530 to the Ecopetrol Business Group as follows;

-	Payments to Ecopetrol for $2,876,149 in cash and $21,576,179 through offsetting with dividends payable to the Ministry of Finance and Public Credit, this operation did not generate cash flows and its effect implies an increase in the variation in working capital in the cash flow statement of the Ecopetrol Business Group. These payments correspond to the settlements of the second, third and fourth quarters of 2022.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

-	Payments to Refinería de Cartagena for $1,894,202 in cash in August 2023, corresponding to settlement of the fourth quarter of 2022.
(2)	Includes electric power transmission and toll roads concessions. Corresponds to accounts receivable for concessions acquired for public electric power transportation services and for public road transportation service.
(3)	Corresponds mainly to accounts receivable from the Government of Brazil for employee benefits governed by Law 4819 of 1958 to ISA CTEEP, and crude loan agreements of the Business Group for transportation systems. The gross value of these accounts receivable is $2,221,991 (2023: $2,279,637) and the provision for expected losses established, included in the provision line for expected credit losses, is $385,229 (2023: $407,567), for a net book value of $1,836,762 (2023: $1,872,070). The administration monitors the progress and developments related to the legal aspect of the matter and continuously evaluates the possible impacts on its financial statements.

The book value of trade accounts and other accounts receivable approximates their fair value.

8.	Inventories

	June 30,	December 31,
	2024	2023
	(Unaudited)
Crude oil	4,758,029	4,715,047
Materials for goods production	3,751,880	3,130,816
Fuels and petrochemicals (2)	2,858,617	2,356,585
	11,368,526	10,202,448
(1)	The variation is mainly due to better operations in refineries and lower output of products due to low demand for gasoline, considering i) the increase in prices, ii) navigation restrictions to evacuate products, offset by the higher fuel exports.

9.	Other financial assets

	June 30,	December 31,
	2024	2023
	(Unaudited)
Assets measured at fair value
Investments in equity securities and trust funds (1)	1,907,590	1,210,138
Investment portfolio – Foreign currency	645,233	364,962
Hedging instruments (2)	44,124	231,463
Investment portfolio – Local currency	37,133	54,887
Assets measured at fair value through other comprehensive income	1,161	2,007
	2,635,241	1,863,457
Assets measured at amortized cost (3)	111,427	369,318
	2,746,668	2,232,775
Current	2,112,720	1,860,928
Non–current	633,948	371,847
	2,746,668	2,232,775
(1)	Includes deposits in trust companies and restricted funds in Brazil, Peru, Chile, and Colombia. See Note 9.1.
(2)	Corresponds to swap and forward contracts to hedge exchange rate and commodity price risk mainly in Ecopetrol S.A. and Interconexión Eléctrica S.A. E.S.P.
(3)	Includes investments with maturities greater than 90 days, in Chile and Colombia.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The measurement at fair value is recognized in financial results (Note 28).

9.1	Restrictions

As of June 30, 2024, and December 31, 2023, there were restricted funds of $76,801 and $68,069 respectively, which have a specific destination, mainly in ISA Interchile of $34,421 (2023: $26,666) for acquired obligations in the issuance of the 144thA Reg. S Bond that establishes certain restrictions and limitations on the use of resources with the purpose of guaranteeing the payment of interest and capital.

9.2	Fair value

The following is the classification of other financial assets recognized at fair value, corresponding to the investment portfolio:

	June 30,	December 31,
	2024	2023
	(Unaudited)
Level 1	1,985,224	1,526,458
Level 2	650,017	336,999
	2,635,241	1,863,457

10.	Taxes

Income tax expense

The Group calculates the income tax expense using the effective tax rate that would be applicable to the expected total annual earnings. The major components of income tax expense in the interim consolidated statement of profit or loss are:

	Six-month period ended
	June 30,
	2024	2023

	(Unaudited)
Current income tax expense	6,359,506	7,081,401
Deferred income tax expense	574,006	(308,832)
Adjustments to prior years’ current and deferred tax	(19,484)	(8,643)
Income tax expense	6,914,028	6,763,926

The effective tax rate for six-month period ended June 30, 2024, and 2023 was 44.2% and 31.9%, respectively.

As of June 30, 2024, and 2023, the nominal income tax rate was 35%, which includes an estimated surcharge of 15% for 2024 and 10% for 2023. These rates were estimated at each of the indicated dates, based on the projection of international BRENT prices.

Pillar II

Ecopetrol Business Group has a presence in the jurisdictions of Argentina, Bahamas, Brazil, Bolivia, Cayman, Chile, Colombia, Spain, United States, Mexico, Peru, Singapore, Panama, and Switzerland.

The ongoing assessment is executed based on the latest available tax returns and the most recent country-by-country report for 2022, as well as the most updated financial information for 2024.

Based on the current assessment, the Business Group has identified a potential exposure to Pillar II income taxes on profits obtained in Brazil, Singapore, Switzerland, and Bermuda, where the expected effective Pillar II tax rate is likely to be less than 15%.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

From the analysis on the implementation of Pillar II in the countries in which the Ecopetrol Business Group has a presence, it was identified that in some of them the regulations were issued to establish the Qualified Domestic Minimum Top-up Tax (QDMTT) as of January 1, 2024. However, the internal regulations for the Income Inclusion Rule (IIR) or the Undertaxed Profits Rule (UTPR) have not been established in any of these countries. For this reason, it is not possible to identify and allocate a possible additional tax in those jurisdictions whose Effective Tax Rate is less than 15%. The Business Group will continue to monitor the implementation of BEPS 2.0 in jurisdictions that already have progress. In addition, The Business Group is working on calculating the effective tax rate by jurisdiction.

Therefore, the Ecopetrol Business Group will not recognize any impact in its condensed consolidated financial statements as of June 30, 2024. As well as applying the exception contemplated in the Amendment to IAS 12, the Company will not recognize deferred tax assets or liabilities associated with Pillar II income tax in its consolidated financial statement.

11.	Other assets

	June 30,	December 31,
	2024	2023
	(Unaudited)
Current
Partners in joint operations	1,248,465	845,590
Prepaid expenses	706,201	789,029
Advanced payments to contractors and suppliers	639,232	553,356
Trust funds	584,910	547,439
Related parties (Note 30)	—	84
Other	31,315	33,531
	3,210,123	2,769,029
Non-current
Wells abandonment and pension funds	644,341	648,980
Trust funds	294,374	245,790
Employee benefits	346,414	332,710
Advanced payments and deposits	55,522	55,178
Judicial deposits and judicial attachments	45,534	47,264
Other	322,958	303,891
	1,709,143	1,633,813

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

12.	Investments in associates and joint ventures

12.1.Composition and movements

	June 30,	December 31,
	2024	2023
	(Unaudited)
Joint ventures
Interligação Elétrica do Madeira S.A.	1,721,591	1,705,188
Transmissora Aliança de Energia Elétrica S.A.	1,524,354	1,513,497
Equion Energía Limited	1,104,443	1,037,418
Interligação Elétrica Paraguaçu S.A.	536,726	526,294
Interligação Elétrica Garanhuns S.A.	495,359	500,889
Interligação Elétrica Ivaí S.A.	477,789	456,076
Interligação Elétrica Aimorés S.A.	339,763	335,995
Conexión Kimal Lo Aguirre S.A.	140,755	119,069
Ecodiesel Colombia S.A.	77,978	85,030
Interconexión Eléctrica Colombia Panamá S.A.	10,529	2,544
Transnexa S.A. E.M.A.	8,545	8,545
Derivex S.A.	1,305	1,123
Parques de Río	65	71
Interconexión Eléctrica Colombia Panamá S.A.S E.S.P.	4	4
Consorcio Eléctrico Yapay S.A.	(2,003)	—
	6,437,203	6,291,743
Less impairment:
Equion Energía Limited	(408,183)	(408,183)
Transnexa S.A. E.M.A.	(8,545)	(8,545)
	6,020,475	5,875,015
Associates
Gases del Caribe S.A. E.S.P.	1,528,086	1,527,699
ATP Tower Holdings	752,334	720,332
Gas Natural del Oriente S.A. E.S.P.	145,960	156,353
Gases de la Guajira S.A. E.S.P.	70,237	69,996
E2 Energía Eficiente S.A. E.S.P.	31,500	34,432
Extrucol S.A.	30,154	30,147
Serviport S.A.	9,399	9,399
Sociedad Portuaria Olefinas	4,305	4,658
	2,571,975	2,553,016
Less impairment: Serviport S.A.	(9,399)	(9,399)
	2,562,576	2,543,617
	8,583,051	8,418,632

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The movement of investments in associates and joint ventures for the period ended June 30, 2024, is as follows:

	Associates	Join ventures	Total
Balance as of December 31, 2023	2,543,617	5,875,015	8,418,632
Capitalizations	—	11,601	11,601
Equity method recognized in:
Profit or loss	70,376	315,915	386,291
Equity	48,702	(86,471)	(37,769)
Dividends declared	(100,119)	(95,585)	(195,704)
Balance as of June 30, 2024 (Unaudited)	2,562,576	6,020,475	8,583,051

13.	Property, plant, and equipment

The movement of property, plant and equipment for the period ended June 30, 2024, with its corresponding depreciation and impairment, is as follows:

		Pipelines,
	Plant and	networks, and	Work in
	equipment	lines	progress	Buildings	Lands	Other	Total
Cost
Balance as of December 31, 2023	54,852,955	58,584,592	15,490,281	16,668,026	4,832,650	3,338,000	153,766,504
Additions/capitalizations (1)	926,198	710,801	1,671,812	335,347	9	95,294	3,739,461
Abandonment cost update (Note 22)	—	(28,679)	—	—	—	—	(28,679)
Capitalized financial interests (2)	82,269	40,918	55,133	24,359	—	5,563	208,242
Exchange differences capitalized	682	339	598	202	—	46	1,867
Disposals	(525,351)	(249,046)	(21,665)	(8,810)	—	(68,920)	(873,792)
Foreign currency translation	2,532,965	1,470,361	88,757	612,551	161,929	81,330	4,947,893
Reclassifications/transfers	530,350	(629,507)	(188,743)	259,575	(199)	(154,600)	(183,124)
Balance as of June 30, 2024 (Unaudited)	58,400,068	59,899,779	17,096,173	17,891,250	4,994,389	3,296,713	161,578,372

Accumulated depreciation and impairment losses
Balance as of December 31, 2023	(24,907,224)	(23,488,422)	(1,687,758)	(7,146,337)	(168,100)	(1,197,361)	(58,595,202)
Depreciation expense	(1,350,945)	(1,082,835)	—	(348,907)	—	(81,186)	(2,863,873)
Loss of impairment	(5,282)	—	—	—	—	—	(5,282)
Disposals	501,218	228,212	—	6,289	—	58,916	794,635
Foreign currency translation	(938,701)	(582,135)	(81)	(223,651)	(8,347)	(47,136)	(1,800,051)
Reclassifications/transfers	(300,275)	425,256	48,455	(143,454)	(4,757)	4,070	29,295
Balance as of June 30, 2024 (Unaudited)	(27,001,209)	(24,499,924)	(1,639,384)	(7,856,060)	(181,204)	(1,262,697)	(62,440,478)
Balance as of December 31, 2023	29,945,731	35,096,170	13,802,523	9,521,689	4,664,550	2,140,639	95,171,302
Balance as of June 30, 2024 (Unaudited)	31,398,859	35,399,855	15,456,789	10,035,190	4,813,185	2,034,016	99,137,894

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

(1)	Mainly includes: i) Ecopetrol S.A. projects in courses associated with the Castilla, Chichimene, Piedemonte, Caño Sur, Rubiales and Refinería de Barrancabermeja ii) Interconexión Eléctrica S.A. E.S.P projects in progress: UPME 09-2016 Copey–Cuestecitas, 500 kV, Copey–Fundación, 220 kV, UPME 04-2019 transmission line La Loma - Sogamoso 500 kV, connection of the Alpha and Beta wind farms to the Nueva Cuestecitas substation, Copey Second Circuit Project - Cuestecitas 500kV, connection of the Windpeshi wind project to the Cuestecitas 200kV substation and asset optimization plan.
(2)	Financial interest is capitalized based on the weighted average rate of loan costs.

14.	Natural and environmental resources

The movement of natural and environmental resources for the period ended June 30, 2024, with their corresponding depletions, calculated based on production units, and impairment, is as follows:

	Oil and gas	Assets retirement	Exploration and
	investments	obligations	evaluation	Total
Cost
Balance as of December 31, 2023	94,175,842	10,146,543	9,718,731	114,041,116
Additions/capitalizations (1)	3,672,222	576	1,099,790	4,772,588
Abandonment cost update (Note 22)	—	(48,746)	—	(48,746)
Disposals	(28,120)	—	—	(28,120)
Disposals of exploratory assets and dry wells (2)	—	—	(604,922)	(604,922)
Capitalized financial interests (3)	142,741	—	37,396	180,137
Exchange differences capitalized	1,184	—	310	1,494
Foreign currency translation	2,440,712	89,440	1,703	2,531,855
Reclassifications/transfers	128,518	(1,289)	(311,068)	(183,839)
Balance as of June 30, 2024 (Unaudited)	100,533,099	10,186,524	9,941,940	120,661,563

Accumulated depletion and impairment losses
Balance as of December 31, 2023	(63,009,839)	(5,478,111)	(337,033)	(68,824,983)
Depletion expense	(3,393,971)	(428,289)	—	(3,822,260)
Disposals	6,683	—	—	6,683
Foreign currency translation	(1,281,774)	(43,301)	—	(1,325,075)
Reclassifications/transfers	(109,018)	(1,843)	159,485	48,624
Balance as of June 30, 2024 (Unaudited)	(67,787,919)	(5,951,544)	(177,548)	(73,917,011)
Balance as of December 31, 2023	31,166,003	4,668,432	9,381,698	45,216,133
Balance as of June 30, 2024 (Unaudited)	32,745,180	4,234,980	9,764,392	46,744,552
(1)	Mainly includes a) Ecopetrol Permian for investments made in the drilling of wells and construction of facilities executed in Midland/Delaware, b) Ecopetrol S.A. by Castilla, Chichimene, Piedemonte, Caño Sur, Rubiales, and c) Hocol S.A. mainly in projects for the blocks Llanos, Perdices, Cor 9, VIM8, SN-18, Malacate, Guajira, Ocelote and SSJN1.
(2)	Includes: Ecopetrol S.A. the dry wells Orca 1, Morito, Machin 1, Arauca, Anturio and Cupiagua and b) Hocol S.A mainly unsuccessful wells Milonga and Sabanales and exploratory expenses mainly in Llanos, VIM8, Perdices, Cor-9, SN-18, Upar, Vim-42 and Guajira-gas.
(3)	Financial interest is capitalized based on the weighted average rate of loan costs.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

15.	Right-of-use assets

The movement of right-of-use assets and lease liabilities for the period ended June 30, 2024, is as follows:

	Right-of-use assets
					Right-of-	Lease
		Lands and	Plant and		use	liabilities
	Pipelines	buildings	equipment	Vehicles	assets	(Note 19.1)
Balance as of December 31, 2023	11,925	244,789	435,984	148,938	841,636	1,382,636
Additions	16,043	26,248	8,041	17,177	67,509	67,509
Amortization of the period	(9,939)	(24,619)	(64,861)	(53,386)	(152,805)	—
Remeasurements (1)	421	11,620	8,521	(1,144)	19,418	19,418
Disposals	(8,245)	(1,169)	(2,673)	—	(12,087)	(12,210)
Finance cost	—	—	—	—	—	66,042
Repayment of capital	—	—	—	—	—	(230,049)
Payment of interests	—	—	—	—	—	(51,966)
Transfers	—	(2,423)	527	253	(1,643)	12,003
Exchange difference and foreign currency translation	1,242	(8,445)	1,311	4,462	(1,430)	33,228
Balance as of June 30, 2024 (Unaudited)	11,447	246,001	386,850	116,300	760,598	1,286,611
(1)	Corresponds mainly to updating rates and conditions in lease contracts.

16.	Intangible assets

The movement of intangibles assets for the period ended June 30, 2024, with their corresponding amortizations, is as follows:

	Licenses
	and	Other	Concessions
	software	intangibles	and rights	Easements (1)	Total
Cost
Balance as of December 31, 2023	1,659,452	969,855	13,659,149	1,556,961	17,845,417
Additions	227,035	1,308	153,958	6,924	389,225
Disposals	(5,418)	—	—	(768)	(6,186)
Foreign currency translation	20,346	(27,345)	1,312,475	37,944	1,343,420
Transfers	37,455	(11,293)	2,050	487	28,699
Balance as of June 30, 2024 (Unaudited)	1,938,870	932,525	15,127,632	1,601,548	19,600,575
Accumulated amortization and impairment losses
Balance as of December 31, 2023	(961,414)	(255,903)	(1,781,014)	(132,277)	(3,130,608)
Amortization expenses	(112,125)	(8,636)	(323,053)	(3,748)	(447,562)
Disposals	5,239	—	—	—	5,239
Foreign currency translation	(13,298)	50,606	(416,376)	(1,813)	(380,881)
Transfers	(426)	2,118	—	(341)	1,351
Balance as of June 30, 2024 (Unaudited)	(1,082,024)	(211,815)	(2,520,443)	(138,179)	(3,952,461)
Balance as of December 31, 2023	698,038	713,952	11,878,135	1,424,684	14,714,809
Balance as of June 30, 2024 (Unaudited)	856,846	720,710	12,607,189	1,463,369	15,648,114
(1)

Easements are acquired rights for the passage of its operating assets, mainly electric power transmission lines. These assets are acquired in perpetuity, so they do not have a specific term or contractual limit established and the right is maintained over time.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

17.	Impairment of non-current assets

According to the behavior of the key market assumptions, as of June 30, 2024 (unaudited), no factors or circumstances were identified that indicate that the book value of its assets exceed its recoverable value, considering the market conditions, the international prices and indicators of crude oil and products and the geopolitical context.

18.	Goodwill

	June 30,	December 31,
	2024	2023
	(Unaudited)
Interconexión Eléctrica S.A. E.S.P.	3,418,475	3,252,388
Oleoducto Central S.A.	683,496	683,496
Hocol Petroleum Ltd	537,598	537,598
Invercolsa S.A.	434,357	434,357
Andean Chemical Limited	127,812	127,812
Esenttia S.A.	108,137	108,137
	5,309,875	5,143,788
Less Impairment Hocol Petroleum Ltd	(297,121)	(297,121)
Total	5,012,754	4,846,667

19.	Loans and borrowings

19.1.Composition of loans and borrowings

	Interest rate*		June 30,	December 31,
	2024	2023	2024	2023
			(Unaudited)
Local currency
Bonds	11.0%	12.4%	5,199,527	5,172,256
Syndicate and commercial loans	12.8%	12.9%	4,155,058	4,323,198
Lease liabilities	9.5%	8.9%	832,385	922,536
			10,186,970	10,417,990
Foreign currency
Bonds (1)	6.8%	6.4%	81,915,520	72,774,985
Commercial and syndicate loans	7.3%	7.2%	21,698,959	21,478,503
Loans from related parties (Nota 30)	6.0%	6.0%	763,891	683,949
Lease liabilities	6.4%	6.0%	454,226	460,100
			104,832,596	95,397,537
			115,019,566	105,815,527
Current			16,039,201	15,550,008
Non–current			98,980,365	90,265,519
			115,019,566	105,815,527

* Weighted average effective interest rate for the end of each period.

(1)	As part of the refinancing and financing strategy, Ecopetrol S.A. successfully issued External Public Debt Bonds in the international capital market on January 9, 2024, for USD$1,850 million, with a maturity of 12 years, with a coupon rate of 8.375%.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Likewise, Ecopetrol S.A. made a public offering of its international bonds maturing in January 2025 (issued in 2014). The nominal amount in circulation of the bond is USD $1,200 million and with a coupon rate of 4.125%. As a result, offers were received for USD$737,350,000 of the total amount of the bonds, reaching a repurchase rate of 61.45%.

During 2024, loans for $10,425,923 were acquired mainly in Ecopetrol S.A. for $7,324,029 and Interconexión Eléctrica S.A. E.S.P. for $2,897,195.

According to the strategy of Ecopetrol Business Group in the integral management of loans and borrowings and their maturities, during 2024, payments for $8,486,656 were made mainly in Ecopetrol S.A. for $6,229,487, Interconexión Eléctrica S.A. E.S.P. for $1,958,584. Likewise, interest payments of $3,571,554 were made mainly in Ecopetrol S.A. for $2,523,567 and in Interconnection Eléctrica S.A. E.S.P. for $977,473.

19.2.Fair value

The fair value of the financial obligations is $111,778,638 and $104,223,267 as of June 30, 2024 (unaudited) and December 31, 2023, respectively.

19.3.Maturity

The following is the maturity profile of loans and borrowings as of June 30, 2024 (unaudited):

	Up to 1 year	1 - 5 years	5-10 years	> 10 years	Total
Local currency
Bonds	256,361	1,260,604	1,541,559	2,141,003	5,199,527
Syndicate and commercial loans	543,839	2,332,016	1,081,286	197,917	4,155,058
Lease liabilities	218,081	407,498	205,644	1,162	832,385
	1,018,281	4,000,118	2,828,489	2,340,082	10,186,970
Foreign currency
Bonds	5,199,872	26,637,463	29,716,531	20,361,654	81,915,520
Syndicate and commercial loans	8,974,990	10,896,344	1,332,783	494,842	21,698,959
Lease liabilities	82,167	154,877	161,802	55,380	454,226
Loans from related parties	763,891	—	—	—	763,891
	15,020,920	37,688,684	31,211,116	20,911,876	104,832,596
Balance as of June 30, 2024 (Unaudited)	16,039,201	41,688,802	34,039,605	23,251,958	115,019,566

19.4.Loans designated as hedging instrument

As of June 30, 2024 (unaudited), Ecopetrol has designated USD$16,956 million of debt in foreign currency as a hedging instrument; of which, USD$10,695 million correspond to the hedge of investments in companies with dollar functional currency and USD$6,261 million to the cash flow hedge for future crude oil exports. See Notes 29.3 and 29.4.

19.5.Guarantees and covenants

As of June 30, 2024 (unaudited), the total value of the current guarantees provided by Interconexión Eléctrica S.A. E.S.P. and its companies, within the framework of the definition of paragraph 14 of IFRS 7, used to support growth in its different business units and ensure strategic commercial and operational viability amount to $20,884,877, mainly in: a) Chile for $15,279,882 in Intervial Chile, Ruta del Loa, Ruta de los Ríos, Ruta de la Araucanía and Ruta del Maipo, b) Brazil in ISA CTEEP for $2,925,995, and c) Colombia in Ruta Costera for $2,679,000.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

ISA and its companies have commitments (covenants) related to the delivery of periodic financial information and the fulfillment of the obligations originated in the credit contracts with the financial entities, the Ministry of Public Works of Chile, the bondholders, the rating agencies risks, auditors, and municipalities, among others.

Ecopetrol USA and its companies have commitments (covenants) related to the delivery of periodic financial information and compliance with the obligations arising from a volumetric prepayment agreement with a third party.

In the reporting period, the Ecopetrol Business Group has complied with the payment obligations, guarantees and commitments acquired with its bondholders and local and/or international financing entities.

20.	Trade and other payables

	June 30,	December 31,
	2024	2023
	(Unaudited)
Current
Suppliers	11,738,227	13,704,819
Dividends payable (1)	2,846,429	668,383
Withholding tax	1,977,798	2,099,847
Partner’s advances	1,048,531	1,270,721
Insurance and reinsurance	230,532	274,739
Deposits received from third parties	170,777	180,065
Related parties (Note 30)	59,020	64,766
Agreements in transport contracts	57,940	38,920
Hedging operations	556	—
Various creditors	596,203	589,174
	18,726,013	18,891,434

Non-current
Suppliers	1,438	8
Deposits received from third parties	—	3,673
Various creditors	13,216	23,599
	14,654	27,280
(1)	Corresponds mainly to dividends payable by Ecopetrol S.A. for $2,237,720 (2023: $3,947), Interconexión Eléctrica S.A. $460,964 (2023: $636,081), Oleoducto de los Llanos Orientales S.A. $106,729, Oleoducto de Colombia S.A. $39,080 (2023: $26,608) and Inversiones de Gases de Colombia S.A. $1,936 (2023: $1,747).

The book values of trade accounts and other accounts payable approximate their fair values due to the short-term nature of these accounts.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

21.	Provisions for employee benefits

	June 30,	December 31,
	2024	2023
	(Unaudited)
Post-employment benefits
Health	11,517,262	11,234,939
Pension	4,272,486	4,013,542
Education	484,188	490,877
Bonds	450,244	424,199
Other plans	162,428	171,786
Termination benefits - Voluntary retirement plan	761,023	828,007
	17,647,631	17,163,350
Social benefits and salaries	913,772	1,109,363
	18,561,403	18,272,713
Current	2,859,345	3,059,204
Non-current	15,702,058	15,213,509
	18,561,403	18,272,713

21.1.Plans assets

The assets of the plan are represented by the resources delivered to the Autonomous Pension Funds for the payment of the pension liability of the obligations for pension and pension bonds; what concerns health and education oversees Ecopetrol S.A. and XM (Ecopetrol S.A. oversees health and education matters). The destination of the resources of the autonomous patrimonies, as well as their yields, cannot be changed or returned to the Group until all the obligations are fulfilled.

Plan asset balance is $11,712,499 and $12,011,267 as of June 30, 2024 (unaudited) and December 31, 2023, respectively. 57.90% (2023 – 55.70%) are fair value level 1 and 42.10% (2023 – 44.30%) are under level 2 category.

22.	Accrued liabilities and provisions

	Abandonment		Environmental
	and dismantling		contingencies
	costs	Litigations	and others	Total
Balance as of December 31, 2023	13,102,128	722,788	2,317,724	16,142,640
Abandonment cost update	(77,425)	—	—	(77,425)
Additions and (recoveries) (1)	20,555	(17,432)	237,504	240,627
Uses	(305,037)	(19,637)	(163,172)	(487,846)
Financial cost (2)	313,673	104,888	25,575	444,136
Foreign currency translation	87,942	15,459	40,993	144,394
Transfers	74	(333)	12,408	12,149
Balance as of June 30, 2024 (Unaudited)	13,141,910	805,733	2,471,032	16,418,675
Current	823,756	55,355	367,344	1,246,455
Non-current	12,318,154	750,378	2,103,688	15,172,220
	13,141,910	805,733	2,471,032	16,418,675
(1)	Mainly includes the recognition of provisions related to potential liabilities, various, and mandatory environmental provision in Ecopetrol S.A.
(2)	Corresponds mainly to the financial expense for the update of the liability in Ecopetrol S.A.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

22.1.Contingencies

Refinería de Cartagena S.A.S

1.	Court of arbitration

On March 21, 2024, Refinería de Cartagena S.A.S. was notified of the decision of the Court of the Netherlands approving the alternative financial restructuring plan. Chicago Bridge & Iron Company N.V.

Given the sanction of the plan, Refinería de Cartagena was the beneficiary of (i) US$70 million and US$95 million arranged under two different letters of credit and (ii) US$9 million corresponding to reimbursement of legal fees. Likewise, by court order of the Amsterdam District Court dated March 21, 2024, derived from a judicial restructuring process before said jurisdiction, 75,000 redeemable Series B preferred shares without voting rights (the “Series B Preferred Shares”) of McDermott International Ltd. (hereinafter, “McDermott” or the “Company”) were issued in favor of Refinería de Cartagena.

The Series B Preferred Shares have priority over the common shares and are on equal footing with respect to dividends and payments in the event of liquidation with the Series A Preferred Shares. They are entitled to cumulative quarterly dividends.

The holder of the Series B Preferred Shares may also require that all the Series B Preferred Shares be converted at any time on or after June 30, 2028, into common shares representing up to 19.9% of the McDermott’s ownership interest, subject to adjustments pursuant to certain anti-dilution provisions.

The Series B Preferred Shares are subject to mandatory redemption requirements in the event of liquidation or change of control of the Company and other similar events.

As of June 30, 2024, Refinería de Cartagena is in the process of determining the fair value of the shares. The main effect of the recognition of these preferred shares will be the decrease in the value of the property, plant, and equipment.

2.	Investigations of control entities

Office of the Comptroller General:

PRF-80011-2018-33300

Through Communication 1328 of August 24, 2021, the CGR closed the preliminary investigation UCC-IP-005-2019 and opened a fiscal responsibility process in relation to the amounts executed in the refinery expansion and modernization project of Cartagena (the “Project”), and its financing sources, in which Refinería de Cartagena and Ecopetrol S.A. are affected entities.

In this process, 8 ex-officials of Refinería de Cartagena are being investigated (3 ex-presidents and 5 ex-financial vice presidents).

No changes occurred in the status of this litigation since June 30, 2024.

Prosecutor’s Office:

Process 1 – No. 110016000101201600023 - MOA - PIP and EPC

This process is being carried out against a former member of the Board of Directors and three former employees of Refinería de Cartagena, two employees of Chicago Bridge and Iron Company (“CB&I”) and the Statutory Auditor of Refinería de Cartagena between 2013 and 2015, for the crimes of undue interest in the execution of contracts, embezzlement in favor of third parties, illicit enrichment of individuals in favor of third parties and ideological falsification of a public document.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

On February 2, 2024, the hearing was held to read the decision of the Criminal Chamber of the Superior Court of the Judicial District of Bogotá, which resolved the appeals filed against the decision issued on July 26, 2021 by the Circuit Criminal Court 31, in which it ruled admitting and rejecting the evidentiary requests submitted by the parties in the preparatory hearing.

With the above, the preparatory hearing is concluded. The 61st Circuit Criminal Court set the dates to advance the oral trial sessions.

Process 2 – No. 110016000101201800132 Business line

This process is being carried out against a former employee and three former members of the Board of Directors of Refinería de Cartagena, for the crimes of aggravated disloyal administration, and obtaining a false public document.

On April 19, 2024, the 34th Criminal Court of the Circuit declared the annulment of the order that ordered the evidence for trial and issued a new ruling, which was appealed by the defenders and once the transfers were removed, the appeal to the Court was granted.

No changes occurred in the status of this litigation since June 30, 2024.

Process 3 – No. 110016000101201800134 - Subscription of the PMC Contract - Foster Wheeler

This process is being carried out against two former employees of the Refinería de Cartagena, who acted as former president in office and former president in charge, for the crime of entering a contract without legal requirements.

On February 23, 2024, the Superior Court of the Judicial District of Bogota granted the appeal and referred the process to the Criminal Chamber of the Supreme Court of Justice.

On February 26,2024, the Court acknowledged receipt of the file, in April the distribution was made and the decision to admit or not admit the claims is awaited.

No changes occurred in the status of this litigation since June 30, 2024.

Process 4 - No.110016000000201702546 – Principle of opportunity

This process is being carried out against a former employee of Refinería de Cartagena, for charges related to crimes against the public administration and illegal interest in the execution of contracts.

The criminal prosecution is suspended until December 2024, due to the application of the principle of opportunity.

No changes occurred in the status of this litigation since June 30, 2024.

23.	Equity

23.1.Subscribed and paid–in capital

Ecopetrol’s authorized capital is $36,540,000, and is divided in 60,000,000,000 ordinary shares, of which 41,116,694,690 have been subscribed, represented by 11.51% (4,731,906,273 shares) of non-government entities and people, and 88.49% (36,384,788,417 shares) held by Government entities. The value of the reserve shares amounts to $11,499,933 comprised by 18,883,305,310 shares. As of June 30, 2024, and December 31, 2023, subscribed and paid-in capital is $25,040,067. There is no potential dilution of shares.

23.2.Additional and paid–in capital

As of June 30, 2024, the balance of the additional and paid-in capital is $6,607,699 and it mainly corresponds to: (i) surplus with respect to its nominal value derived from the sale of shares upon capitalization in 2007, for $4,457,997, (ii) surplus over nominal value arising from the sale of shares awarded in the second round, which took place in September 2011, in the amount of $2,118,468, (iii) $31,377

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

the value generated by the process of placing the shares on the secondary market, arising from the calling of guarantees from debtors in arrears, according to the provisions of Article 397 of the Code of Commerce, and (iv) additional paid-in capital receivable of $(143).

23.3.Equity reserves

	June 30,	December 31,
	2024	2023
	(Unaudited)
Legal reserve	11,654,095	9,747,885
Fiscal and statutory reserves	509,082	509,082
Occasional reserves	11,993,230	7,665,758
Total	24,156,407	17,922,725

Ecopetrol’s General Shareholders’ Meeting, held on March 22, 2024, approved the 2023 profit distribution project, and recognized a reserve of $11,993,230 to support financial sustainability of the Company and flexibility in the development of its strategy.

The movement of the equity reserves in the periods ended June, 2024 and December, 2023, is the following:

	June 30,	December 31,
	2024	2023
	(Unaudited)
Opening balance	17,922,725	8,898,633
Release of reserves	(8,174,839)	(2,491,377)
Appropriation of reserves	14,408,521	11,515,469
Closing balance	24,156,407	17,922,725

23.4.Retained earnings and payment of dividends

Ecopetrol Business Group distributes dividends based on Ecopetrol and subsidiaries’s separate annual financial statements, prepared under International Financial Reporting Standards accepted in Colombia (NCIF, as its acronym in Spanish).

The Ordinary General Assembly of Shareholders of Ecopetrol S.A., held on March 22, 2024, approved the profit distribution project for fiscal year 2023 and defined the distribution of ordinary and extraordinary dividends in the amount of $12,828,409 (2023: $24,382,200).

The payment of dividends to minority shareholders will be made in two equal installments: April 3 and June 26, 2024. Payment to the majority shareholder will be made during 2024 and in any case before December 31, 2024, considering the payment schedule of the balance of the account receivable of the Fuel Price Stabilization Fund (FEPC) corresponding to 2023.

The payment of dividends is as follows:

	June 30,	June 30,
	2024	2023

	(Unaudited)
Ecopetrol S.A.	10,569,682	930,772
Interconexión Eléctrica SA ESP	1,012,895	992,102
Oleoducto Central S.A. - Ocensa	375,949	406,647
Oleoducto de los Llanos Orientales S.A.	106,729	102,774
Invercolsa S.A.	100,429	100,682
Oleoducto de Colombia S.A. - ODC	26,608	27,591
Total	12,192,292	2,560,568

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

23.5.Other comprehensive income

The following is the composition of the other comprehensive results attributable to the shareholders of the parent company, net of deferred income tax:

	June 30,	December 31,
	2024	2023
	(Unaudited)
Foreign currency translation	19,275,938	15,055,305
Hedges of a net investment in a foreign operation	(5,301,144)	(3,165,320)
Gains and loss on defined benefit obligation	(4,084,451)	(3,942,417)
Cash flow hedging - Future crude oil exports	(549,508)	601,744
Cash flow hedging - Derivative financial instruments	81,358	124,384
Financial instruments measured at fair value	717	952
	9,422,910	8,674,648

23.6.Earnings per share

	June 30,	June 30,
	2024	2023

	(Unaudited)
Profit attributable to Ecopetrol’s shareholders	6,642,349	11,931,149
Weighted average number of outstanding shares	41,116,694,690	41,116,694,690
Net basic earnings per share (Colombian pesos)	161.5	290.2

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

24.	Revenue from contracts with customers

	Six-month period ended June 30,
	2024	2023

	(Unaudited)
National sales
Mid-distillates (1)	14,344,857	16,480,792
Gasolines (1)	9,043,982	12,512,904
Natural gas	1,971,259	2,271,821
Services	1,865,643	1,809,889
Electric power transmission services (2)	1,522,356	1,350,548
Plastic and rubber	445,287	654,029
Fuel gas Service	514,013	491,706
Asphalts	386,922	464,815
L.P.G. and propane	321,473	479,782
Roads and construction services (2)	160,635	176,879
Polyethylene	150,642	158,669
Aromatics	131,702	157,009
Crude oil	178	125,486
Other products	316,000	341,489
	31,174,949	37,475,818
Foreign sales
Crude oil	22,989,399	25,001,389
Diesel	969,035	1,946,402
Fuel oil	1,720,541	1,826,690
Electric power transmission services (2)	2,621,770	3,061,980
Roads and construction services (2)	2,495,770	2,546,680
Plastic and rubber	561,082	749,103
L.P.G. and propane	170,872	149,225
Gasolines	149,590	193,394
Cash flow hedging (3)	(90,623)	(673,551)
Other products	1,167,161	945,194
	32,754,597	35,746,506
	63,929,546	73,222,324
(1)	Includes the value corresponding to the application of Resolution 180522 of March 29, 2010, and other regulations that modify and add to it (Decree 1880 of 2014 and Decree 1068 of 2015), which establishes the procedure to recognize the subsidy for refiners and importers of regular motor gasoline and ACPM, and the methodology for calculating the net position (value generated between the parity price and the regulated price, which can be positive or negative). As of June 30, 2024, the value recognized for price differential corresponds to $4,458,676 (2023: $13,012,975).
(2)	Corresponds to the revenue derived from the electric power transmission contracts and toll roads concessions contracts of Interconexión Eléctrica S.A. E.S.P.
(3)	Includes the result of hedges for future exports for $40,114 (2023: ($656,746)) and operations with derivative financial instruments for $(130,737) (2023: (16,805)).

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

25.	Cost of sales

	Six-month period ended June 30,
	2024	2023

	(Unaudited)
Costs variables
Imported products (1)	9,301,496	12,941,008
Purchases of crude in associations and concessions	6,095,118	7,122,442
Depreciation, depletion, and amortization	4,642,829	3,692,227
Hydrocarbon purchases - ANH (2)	4,120,442	3,736,297
Electric Energy	1,088,360	900,979
Gas royalties in cash	509,940	682,877
Taxes and contributions	33,828	164,934
Hydrocarbon transportation services	834,586	744,765
Processing materials	727,609	717,049
Purchases of other products and gas	701,844	627,766
Services contracted in association	150,289	158,116
Extensive tests	29,095	42,148
Others (3)	(751,369)	1,226,743
	27,484,067	32,757,351
Fixed cost
Depreciation and amortization	2,403,088	2,555,684
Maintenance	2,232,203	1,993,000
Labor costs	2,139,056	1,968,750
Contracted services	1,716,484	1,550,482
Construction services	1,587,718	1,343,037
Contracted services in associations	667,485	723,716
Taxes and contributions	597,098	555,889
Materials and operating supplies	378,514	424,404
Hydrocarbon transportation services	164,386	121,737
General costs	273,420	271,181
	12,159,452	11,507,880
	39,643,519	44,265,231
(1)	Imported products correspond mainly to middle distillates and gasoline, the variation is due to a lower requirement due to the greater operation in refineries.
(2)	Corresponds mainly to royalty crude purchases made by Ecopetrol S.A. from the National Hydrocarbons Agency (ANH), derived from national production.
(3)	It corresponds to i) the process of use and valuation of core inventories, ii) measurement at net realizable value (NRV), and iii) other capitalizable charges to projects.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

26.	Administrative, operation and project expenses

	Six-month period ended June 30,
	2024	2023

	(Unaudited)
Administration expenses
General expenses	909,471	1,011,675
Labor expenses	950,928	937,627
Depreciation and amortization	217,611	238,832
Taxes	49,649	48,508
	2,127,659	2,236,642
Operation and project expenses
Exploration expenses (1)	824,819	498,677
Commissions, fees, freights, and services	768,696	836,283
Taxes	438,275	411,330
Labor expenses	211,473	195,771
Fee for regulatory entities	176,324	154,092
Maintenance	34,806	43,861
Depreciation and amortization	22,972	37,556
Other	138,398	21,723
	2,615,763	2,199,293
(1)

As of June 30, 2024, it mainly includes i) the disposals of Orca1, Morito, Machin1, Arauca-15 and Anturio wells and seismic work and studies in Ecopetrol SA., ii) the disposals of Milonga and Sabanales wells and exploratory and seismic expenses in Llanos, VIM8, Perdices, Cor-9, SN-18, Upar, Vim-42, Guajira-gas in Hocol S.A. and iii) exploratory and seismic expenses in Ecopetrol Brasil.

27.	Other operating expenses

	Six-month period ended June 30,
	2024	2023

	(Unaudited)
Legal provisions expense	(205,631)	(222,327)
Loss on sale of assets	(54,673)	(53,673)
Impairment of current assets	(40,507)	(53,051)
Other income	104,130	102,333
	(196,681)	(226,718)

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

28.	Financial results

	Six-month period ended June 30,
	2024	2023

	(Unaudited)
Finance income
Results from financial assets	40,798	304,633
Yields and interests	782,821	1,012,873
(Loss) gain on derivative settlement	504	1,458
Dividends	—	90
Other financial incomes (expenses)	28,155	30,429
	852,278	1,349,483
Financial expenses
Financial cost of loans and borrowings	(3,496,572)	(3,428,301)
Financial cost of other liabilities (1)	(1,264,839)	(1,226,402)
Results from financial assets	(21,976)	(246,401)
Other financial expenses	(206,333)	(545,127)
	(4,989,720)	(5,446,231)
Foreign exchange
Foreign exchange gain	45,267	547,244
	45,267	547,244
	(4,092,175)	(3,549,504)
(1)	It includes the financial expense for the updating of the liability for abandonment costs, and the interest, net of post-employment benefits and other long-term employee benefits.

29.	Risk management

29.1.Exchange rate risk

Ecopetrol Business Group operates both in the local (Colombia) and international markets, for this reason, it is exposed to exchange rate risk, to a greater extent due to fluctuations in exchange rates, especially the peso/US dollar rate.

As of June 30, 2024, the Colombian peso depreciated 7.86% from a closing rate of $3,822.04 on December 31, 2023, to $4,148.04 pesos per dollar. When the Colombian peso depreciates, export revenues, when converted to pesos, increase, and imports and foreign debt service become more expensive.

The book values of financial assets and liabilities denominated in foreign currency are presented in the following table:

	June 30,	December 31,
(USD$ Millions)	2024	2023
	(Unaudited)
Cash and cash equivalents	806	554
Other financial assets	765	1,188
Trade receivables and payables	(178)	(973)
Loans and borrowings	(18,838)	(18,470)
Other assets and liabilities	25	268
Net liability position	(17,420)	(17,433)

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Of the total net position, USD$(16,590) million correspond to net liabilities of companies with Colombian peso functional currency, of which USD$(16,956) correspond to loans used as hedging instruments whose valuation is recognized in other comprehensive income, the exchange difference valuation of the remaining net assets for USD$366 million affects the statement of profit and loss. Likewise, USD$(830) million of the net position correspond to monetary assets and liabilities of Group companies with a functional currency other than the Colombian peso, whose valuation is recognized in the profit or loss statement.

29.2.Sensitivity analysis for exchange rate risk

The following is the effect that a variation of 1% and 5% would have in the exchange rate of Colombian pesos against the U.S. United States dollar, related to the exposure of financial assets and liabilities in foreign currency as of June 30, 2024:

Scenario / variation in the	Effect on income	Effect on other
exchange rate	before taxes +/–	comprehensive income +/
1%	19,255	703,334
5%	96,273	3,516,669

29.3.Cash flow hedge for future exports

To express the effect of the natural hedge existing between exports and debt in the financial statements, the exchange rate risk materializes when exports are made. On September 30, 2015, the Board of Directors made the first designation of Ecopetrol’s debt as a hedging instrument for its future income from crude oil exports.

The following is the movement of this non-derivative hedging instrument:

	June 30,	December 31,
(USD$ Millions)	2024	2023
	(Unaudited)
Opening balance	6,265	5,572
Reassignment of hedging instruments	290	970
Realized exports	(290)	(970)
Designation of new hedges	—	693
Closing balance	6,265	6,265

The following is the movement in the other comprehensive income:

	June 30,	December 31,
	2024	2023
	(Unaudited)
Opening balance	(601,744)	2,473,999
Exchange difference	2,016,943	(5,194,529)
Realized exports (Note 24)	40,114	(479,779)
Ineffectiveness	2,330	(25,454)
Deferred tax	(908,135)	2,624,019
Closing balance	549,508	(601,744)

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The expected reclassification of exchange differences accumulated in other comprehensive income to profit or loss is as follows:

Year	Before taxes	Taxes	After taxes
2024	(140,853)	61,879	(78,974)
2025	(288,815)	127,101	(161,714)
2026	(305,153)	134,291	(170,862)
2027	(23,853)	10,497	(13,356)
2028	(25,155)	11,070	(14,085)
2029	(27,168)	11,956	(15,212)
2030	(46,841)	20,614	(26,227)
2031	(56,734)	24,967	(31,767)
2032	(60,868)	26,787	(34,081)
2033	(5,766)	2,536	(3,230)
	(981,206)	431,698	(549,508)

29.4.Hedge of a net investment in a foreign operation

The Board of Directors approved the application of hedge accounting of net investment from June 8, 2016. The measure seeks to reduce the volatility of non-operating income due to the exchange difference. The hedge of a net investment applies to a portion of the investments the Company has in foreign currency, in this case in subsidiaries with the US dollars as their functional currency, using as hedging instrument a portion of the Company’s debt denominated in U.S. dollars.

As of June 30, 2024, the total hedged balance is USD$10,695 million, which includes: i) Ecopetrol S.A. USD$10,365 million and ii) ISA Colombia for USD$330 million in hedge of net investment in the companies ISA REP, ISA Perú, Consorcio Transmantaro (CTM) and Proyectos de Infrastructura del Perú (PDI).

The following is the movement in the other comprehensive income:

	June 30,	December 31,
	2024	2023
	(Unaudited)
Opening balance	3,140,684	9,354,071
Exchange difference	3,571,287	(8,973,470)
Deferred tax	(1,382,016)	2,760,083
Closing balance	5,329,955	3,140,684

29.5.Commodity Price risk

The price risk of raw materials is associated with the Group’s operations, both exports and imports of crude oil, natural gas, and refined products. To mitigate this risk, the Group has implemented hedges to partially protect the results from price fluctuations, considering that part of the financial exposure under contracts for the purchase of crude oil and refined products depends on the international oil prices.

The risk of such exposure is partially hedged in a natural way, as an integrated Group (with operations in the exploration and production, transportation and logistics and refining segments) and carries out both crude exports at international market prices and sales of refined products at prices correlated with international prices.

The Group has a policy for the execution of (strategic and tactical) hedges and implemented processes, procedures, and controls for their management.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The main purpose of the strategic hedging program is to protect the Group’s consolidated financial statements from the volatility of market variables in each period, to protect income and thus cash flow. During 2022, a hedging plan was executed to protect the cash against low price scenarios below the budget base price, in this sense, put options were purchased. There is not balance of these financial instruments as of June 30, 2024, and December 31, 2023.

On the other hand, tactical hedges allow to capture value in trading operations and Asset Backed Trading (ABT), thereby mitigating the market risk of specific operations. In the trading activity, commitments in physical spot and forward contracts could represent an exposure to commodity price risk, in particular the risk associated with the volatility of the price of crude oil and refined products. Although this exposure is part of the natural risk of the production, refining, and marketing activity made by Ecopetrol, sometimes marketing, to maximize value capture, can concentrate the exposure to risk in terms of time and/or or indicator that differs from the Company’s natural price risk profile.

As of the date of this report, Ecopetrol Business Group recognizes a total net liability position in swaps for $222 (December 2023: liability $6,350). These transactions with financial derivatives are recognized under cash flow hedge accounting.

29.6.Risk and opportunities related to climate

Ecopetrol Business Group has an identification of physical and transition risks considering short, medium, and long-term climate scenarios, and opportunities, based on energy transition scenarios that guide the company’s long-term strategic analysis.

●	Physical risks: are related to the Company’s exposure and vulnerability to the impacts of climate change and climate variability, which could affect operational continuity and increase the exposure of assets to possible damages. Physical risks are classified as acute and chronic.
o	Acute risks are those caused by extreme weather events, whose frequency and intensity have been increasing due to the gradual increase in global temperature. In Colombian territory they are mainly reflected in the occurrence of the climate variability phenomenon “El Niño” and its opposite phase “La Niña”. These conditions could result in, among others, water shortages, heat waves, floods, and fires.

At the end of 2023, the “El Niño” phenomenon was consolidated with strong intensity. By the second quarter, the conditions of the phenomenon weakened and the transition to the neutrality phase began. It is reported that, for the second quarter, there were no substantial impacts on the infrastructure or operations of the Ecopetrol Business Group. In relation to the “La Niña” phenomenon, it is in a state of surveillance, Ecopetrol is advancing in the preparation and monitoring phase for the potential impacts that may occur in the face of climatic threats of natural origin (floods, strong winds and mass movements, among others).

o	Chronic risks derive from a sustained change in the medium and long term in climate conditions, which for the Business Group can be reflected in the rise in sea level, thermal overload and droughts, beyond 2050.
●	Transition risk: related to the challenges that the Business Group has identified to move towards a low-carbon, sustainable and competitive operation. The Business Group carried out a prioritization of transition risks to establish their financial impact, identifying the following:
o	Regulatory risk, associated with regulatory changes that may directly affect the Company in the short and medium term. Among the regulatory changes, the following can be highlighted: (i) new information requirements associated with mitigation and adaptation for the application or modification of current and future licenses, (ii) greater requirements associated with the regulations for the detection and repair of leaks. , gas flaring and venting, (iii) disclosure requirements on environmental and social issues by regulatory entities, (iv) new requirements for the assessment and verification of reduction projects and their registration in the National Registry of Gas Emissions Reductions Greenhouse Gases (RENARE), (v) possible restrictions on the voluntary compensation of GHG emissions,

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

(vi) implementation of the National Program for Tradable Emissions Quotas (PNCTE), in which emission rights would be assigned, among others.

During 2023, the National Environmental License Authority (ANLA) in Colombia, incorporated into applications for environmental licenses, modification of licenses or minor changes in production and exploration, requirements associated with the quantification of GHG emissions, mitigation actions, vulnerability analysis and climate risk, and adaptation actions, within the framework of the Comprehensive Business Climate Change Management Plan. The report of compliance with these requirements must be presented in the Environmental Compliance Reports (ICAs). For the second quarter of 2024, the requirement was applied for (2) files with a request for modification. The document associated with the PIGCCe is public for consult.

o	Legal risk, associated with the negative reactions and lawsuits against the climate action of Ecopetrol Business Group
o	Risk of assets trapped in the traditional business of hydrocarbon production, transportation, and refining, considering factors such as fuel demand prospects and asset profit horizons.
o	Market risk, related to the change in preferences in the use of low-carbon products in the long term, which implies a risk for the Company of not being able to meet market demand and of not advancing effectively in the development of these products and cost impact due to carbon price change.
o	Reputational risk, associated with the impossibility of responding in a timely way to the expectations and demand of investors and other interest groups to establish ambitious objectives regarding climate change, which would affect the image of the Company.
o	Technological risk, associated with the negative effects on the profitability of the business if there is no preparation and capacity to adapt to new technologies because of the transition process.

The transition risk analysis considered the market and regulatory risks with the highest probability of materialization and were evaluated under the three scenarios of the World Energy Outlook 2022 of the International Energy Agency (IEA): (i) Net Zero Emissions (NZE), (ii) Announced Pledges Scenario (APS), and (iii) Stated Policies Scenario (STEPS). In market risk, as a first approximation, the impact on the value of the Upstream segment assets and their resilience to different hydrocarbon demand expectations was analyzed. In the APS and STEPS scenarios, the oil business shows resilience to volatility. However, this exercise cannot be considered absolute, since the IEA scenarios do not consider the dynamics of local energy demand, especially the natural gas market. With respect to regulation risk, the regulatory evolution related to the energy transition and climate change involves regulatory changes that may directly affect the Business Group in the short and medium term. The Business Group is committed to contributing significantly to national and sectoral goals, which in the future may be reflected in potential mandatory requirements. Faced with this risk, the Business Group evaluated two routes: i) quantification of the impact on the costs associated with a potential change in carbon prices and ii) quantification of the financial repercussions derived from higher abatement costs, due to limitations due to use of offsets, to analyze the effects on cash flow and possible capital allocation needs to enable the entry of new abatement opportunities to achieve decarbonization goals.

To manage the indicated risks, the Business Group defined as strategic risk the “Inadequate response to challenges associated with climate change, water and biodiversity”, which incorporates treatment actions, Key Risk Indicators (KRI) and controls to effectively manage the causes and mitigate the materialization of the risk. This definition as corporate risk allows the Business Group to define actions to move towards decarbonization and the fulfillment of medium and long-term goals and adaptation to climate variability and normal weather conditions in the country, to mitigate the effects associated with availability and water security in the regions, energy security, among others.

●	Opportunities associated with climate, these arise from the analysis of risks associated with climate, the review of energy transition scenarios, the implementation of the decarbonization plan and the alignment with the 2040 “Energy that Transforms” strategy. In the process of identifying and evaluating opportunities, the Company monitors and evaluates the energy market and the business environment, by defining energy transition scenarios that guide the long-term strategic analysis of the Business

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Group (2040). Opportunities have been identified related to the diversification of the traditional business, the incorporation of sustainable and low-emission businesses in the portfolio, diversification in the electricity and infrastructure market and the strengthening of energy efficiency and renewable energies.

29.7.Capital management

The main objective of Ecopetrol Business Group’s Capital Management is to ensure a financial structure that will optimize the Company’s cost of capital, maximize the returns to its shareholders and allow access to financial markets at a competitive cost to cover its financing needs.

The following is the leverage index over the periods reported:

	June 30,	December 31,
	2024	2023
	(Unaudited)
Loans and borrowings (Note 19)	115,019,566	105,815,527
Cash and cash equivalents (Note 6)	(13,236,875)	(12,336,115)
Other financial assets (Note 9)	(2,746,668)	(2,232,775)
Net financial debt	99,036,023	91,246,637
Equity	95,236,419	100,252,480
Leverage (1)	50.98%	47.65%

(1)Net financial debt / (Net financial debt + Equity)

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

30.	Related parties

The balances with associated companies and joint ventures as of June 30, 2024 (unaudited), and December 31, 2023 are as follows:

	Accounts	Loans	Accounts	Loans	Other
	receivable	receivable	payable	payable	liabilities
Joint ventures
Equion Energía Limited	—	—	2,410	763,891	1,614
Ecodiesel Colombia S.A.	6,222	—	49,968	—	—
Interligação Elétrica do Madeira S.A.	33,177	—	—	—	—
Interligação Elétrica Garanhuns S.A.	—	40	—	—	—
Interligação Elétrica Paraguaçu S.A.	—	23	—	—	—
Interligação Elétrica Aimorés S.A.	—	23	—	—	—
Interligação Elétrica Ivaí S.A.	17,313	1,633	—	—	—
Conexión Kimal Lo Aguirre S.A.	—	230,980	—	—	—
Associates
Gases del Caribe S.A. E.S.P.	—	—	5,984	—	—
Gas Natural del Oriente S.A. E.S.P.	12,017	—	—	—	—
Gases de la Guajira S.A. E.S.P.	—	—	—	—	—
Extrucol S.A.	3,130	—	484	—	—
E2 Energía Eficiente S.A. E.S.P.	8,265	—	174	—	—
Balance as of June 30, 2024 (unaudited)	80,124	232,699	59,020	763,891	1,614
Current	80,124	1,719	59,020	763,891	1,614
Non-current	—	230,980	—	—	—
	80,124	232,699	59,020	763,891	1,614
	(Note 7)	(Note 7)	(Note 20)	(Note 19)

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	Accounts	Loans	Other	Accounts	Loans	Other
	receivable	receivable	assets	payable	payable	liabilities
Joint ventures
Equion Energía Limited (1)	—	—	84	6,327	683,949	423
Ecodiesel Colombia S.A.	4,953	—	—	49,429	—	—
Interligação Elétrica do Madeira S.A.	35,100	—	—	—	—	—
Interligação Elétrica Garanhuns S.A.	10,292	41	—	—	—	—
Interligação Elétrica Paraguaçu S.A.	11,366	25	—	—	—	—
Interligação Elétrica Aimorés S.A.	7,612	25	—	—	—	—
Interligação Elétrica Ivaí S.A.	18,316	1,097	—	—	—	—
Transmissora Aliança de Energia Elétrica S.A.	26,783	—	—	—	—	—
Conexión Kimal Lo Aguirre S.A.	—	143,236	—	—	—	—
Associates
Gas Natural del Oriente S.A. E.S.P.	—	—	—	7,560	—	—
Extrucol S.A.	—	—	—	1,028	—	—
E2 Energía Eficiente S.A. E.S.P.	7,215	—	—	422	—	—
Internexa Brasil Operadora de Telecomunicaciones	—	235	—	—	—	—
Balance as of December 31, 2023	121,637	144,659	84	64,766	683,949	423
Current	121,637	1,421	84	64,766	683,949	423
Non-current	—	143,238	—	—	—	—
	121,637	144,659	84	64,766	683,949	423
	(Note 7)	(Note 7)	(Note 11)	(Note 20)	(Note 19)

Loans payable:

(1)	Deposits held by Equion in Ecopetrol Capital AG.

The main transactions with related parties for the periods ended June 30, are detailed as follows:

	2024		2023
		Purchases of		Purchases of
	Sales and	product and	Sales and	product and
	services	other	services	other

	(Unaudited)		(Unaudited)
Joint ventures
Equion Energía Limited	—	—	487	—
Ecodiesel Colombia S.A.	16,454	248,457	11,658	289,250
	16,454	248,457	12,145	289,250
Associates
Gases del Caribe S.A. E.S.P.	—	14,673	—	—
Gas Natural del Oriente S.A. E.S.P.	—	5,394	—	19,319
Extrucol S.A.	—	1,459	—	—
E2 Energía Eficiente S.A. E.S.P.	41,418	1,457	8	2,157
Serviport S.A.	—	—	50,377	2,714
	41,418	22,983	50,385	24,190
	57,872	271,440	62,530	313,440

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

31.	Segments information

The description of the business segments can be seen in note 4.20 of the annual consolidated financial statements December 31, 2023.

The following information by segments is reported based on the information used by the Board of Directors, as the highest body for making strategic and operational decisions of the business segments. The performance of the segments is based mainly on analyzes of income, costs, expenses, and results for the period generated by each segment, which are monitored periodically.

The information disclosed in each segment is presented net of the transactions carried out between the Group companies.

31.1.Statement of profit or loss by segment

Below is the profit and loss statement by segment as of and for the periods ended June 30:

	Six-month period ended June 30, 2024 (Unaudited) (1)
				Electric power
	Exploration			transmission
	and	Refining and	Transportation	and toll roads
	Production	Petrochemicals	and Logistics	concessions	Eliminations	Total
Third party sales	24,959,490	30,611,348	1,384,099	7,094,262	(119,653)	63,929,546
Inter-segment sales	15,255,699	3,767,104	5,809,753	1,225	(24,833,781)	—
Revenue from contracts with customers	40,215,189	34,378,452	7,193,852	7,095,487	(24,953,434)	63,929,546
Costs of sales	(26,233,439)	(32,986,373)	(1,990,319)	(3,178,533)	24,745,145	(39,643,519)
Gross profit	13,981,750	1,392,079	5,203,533	3,916,954	(208,289)	24,286,027
Administration expenses	(1,011,355)	(435,424)	(301,573)	(568,797)	189,490	(2,127,659)
Operation and projects expenses	(1,888,828)	(630,546)	(197,753)	—	101,364	(2,615,763)
Impairment of non-current assets	—	(5,282)	—	(2,956)	—	(8,238)
Other operating (expense) income	(204,528)	(42,734)	100,895	31,972	(82,286)	(196,681)
Operating income	10,877,039	278,093	4,805,102	3,377,173	279	19,337,686
Financial results
Financial income	570,047	82,915	148,490	321,328	(270,502)	852,278
Financial expenses	(2,413,247)	(850,850)	(166,755)	(1,828,656)	269,788	(4,989,720)
Foreign exchange (loss) gain	(116,617)	(18,749)	200,168	(19,535)	—	45,267
	(1,959,817)	(786,684)	181,903	(1,526,863)	(714)	(4,092,175)

Share of profit of associates and joint ventures	16,505	97,720	—	272,066	—	386,291
Profit before income tax expense	8,933,727	(410,871)	4,987,005	2,122,376	(435)	15,631,802

Income tax expense	(4,375,740)	(476,477)	(1,784,424)	(277,387)	—	(6,914,028)
Net profit for the period	4,557,987	(887,348)	3,202,581	1,844,989	(435)	8,717,774

Net profit (loss) attributable to:
Owners of the parent	4,597,514	(985,633)	2,612,283	418,620	(435)	6,642,349
Non-controlling interest	(39,527)	98,285	590,298	1,426,369	—	2,075,425
	4,557,987	(887,348)	3,202,581	1,844,989	(435)	8,717,774

(1)Statement of profit and loss by segment for the first half of 2024 (period from January 1 to June 30, 2024).

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	Six-month period ended June 30, 2023 (Unaudited) (1)
				Electric power
	Exploration			transmission
	and	Refining and	Transportation	and toll roads
	Production	Petrochemicals	and Logistics	concessions	Eliminations	Total
Third party sales	25,958,987	39,074,037	1,519,252	7,456,833	(786,785)	73,222,324
Inter-segment sales	14,244,811	3,534,417	6,532,846	1,623	(24,313,697)	—
Revenue from contracts with customers	40,203,798	42,608,454	8,052,098	7,458,456	(25,100,482)	73,222,324
Costs of sales	(25,517,091)	(38,636,523)	(2,048,042)	(2,958,924)	24,895,349	(44,265,231)
Gross profit	14,686,707	3,971,931	6,004,056	4,499,532	(205,133)	28,957,093
Administration expenses	(1,165,724)	(364,671)	(291,523)	(583,002)	168,278	(2,236,642)
Operation and projects expenses	(1,433,894)	(708,324)	(170,147)	—	113,072	(2,199,293)
Impairment of non–current assets	—	(5,795)	—	(763)	—	(6,558)
Other operating (expense) income	(175,097)	(34,647)	12,106	(27,052)	(2,028)	(226,718)
Operating income	11,911,992	2,858,494	5,554,492	3,888,715	74,189	24,287,882
Financial results
Financial income	924,689	122,835	266,247	405,811	(370,099)	1,349,483
Financial expenses	(2,450,349)	(946,212)	(183,818)	(2,161,343)	295,491	(5,446,231)
Foreign exchange gain (loss)	622,037	251,134	(105,317)	(220,610)	—	547,244
	(903,623)	(572,243)	(22,888)	(1,976,142)	(74,608)	(3,549,504)

Share of profit of associates and joint ventures	12,111	140,349	—	344,675	—	497,135
Profit before income tax expense	11,020,480	2,426,600	5,531,604	2,257,248	(419)	21,235,513

Income tax expense	(4,861,356)	97,121	(1,801,932)	(197,759)	—	(6,763,926)
Net profit (loss) for the period	6,159,124	2,523,721	3,729,672	2,059,489	(419)	14,471,587

Net profit (loss) attributable to:
Owners of the parent	6,211,347	2,411,227	2,996,518	312,476	(419)	11,931,149
Non–controlling interest	(52,223)	112,494	733,154	1,747,013	—	2,540,438
	6,159,124	2,523,721	3,729,672	2,059,489	(419)	14,471,587

(1)Statement of profit and loss by segment for the first half of 2023 (period from January 1 to June 30, 2023).

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

31.2.Revenue from contracts with customers

	Revenue from contracts with customers - Segments
	Six-month period ended June 30, 2024 (Unaudited)
				Electric power
	Exploration			transmission
	and	Refining and	Transportation	and toll roads
	Production	Petrochemicals	and Logistics	concessions	Eliminations	Total
National sales
Mid-distillates	—	14,355,484	—	—	(10,627)	14,344,857
Gasolines	—	11,206,554	—	—	(2,162,572)	9,043,982
Natural gas	2,532,933	—	—	—	(561,674)	1,971,259
Services	141,993	343,477	7,193,854	194,675	(6,008,356)	1,865,643
Electric power transmission services	—	—	—	1,522,356	—	1,522,356
Roads and construction services	—	—	—	160,635	—	160,635
Fuel gas service	—	519,086	—	—	(5,073)	514,013
Plastic and rubber	—	445,287	—	—	—	445,287
Asphalts	37,055	349,867	—	—	—	386,922
L.P.G. and propane	203,423	124,695	—	—	(6,645)	321,473
Crude oil	14,645,726	—	—	—	(14,645,548)	178
Polyethylene	—	150,313	—	—	329	150,642
Aromatics	—	131,702	—	—	—	131,702
Other products	17,832	1,851,687	—	—	(1,553,519)	316,000
	17,578,962	29,478,152	7,193,854	1,877,666	(24,953,685)	31,174,949
Foreign sales
Crude oil	22,508,667	480,732	—	—	—	22,989,399
Diesel	—	969,035	—	—	—	969,035
Electric power transmission services	—	—	—	2,621,770	—	2,621,770
Construction services	—	—	—	2,495,770	—	2,495,770
Plastic and rubber	—	561,082	—	—	—	561,082
Gasolines	—	149,590	—	—	—	149,590
Fuel oil	—	1,720,371	—	—	170	1,720,541
L.P.G. and propane	170,872	—	—	—	—	170,872
Cash flow hedging	(90,623)	—	—	—	—	(90,623)
Other products	47,309	1,019,490	—	100,281	81	1,167,161
	22,636,225	4,900,300	—	5,217,821	251	32,754,597
	40,215,187	34,378,452	7,193,854	7,095,487	(24,953,434)	63,929,546

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	Revenue from contracts with customers - Segments
	Six-month period ended June 30, 2023 (Unaudited)
				Electric power
	Exploration			transmission
	and	Refining and	Transportation	and toll roads
	Production	Petrochemicals	and Logistics	concessions	Eliminations	Total
National sales
Mid-distillates	—	16,500,309	—	—	(19,517)	16,480,792
Gasolines	—	14,415,225	—	—	(1,902,321)	12,512,904
Natural gas	2,897,671	—	—	—	(625,850)	2,271,821
Services	176,945	926,733	8,052,098	156,470	(7,502,357)	1,809,889
Electric power transmission services	—	—	—	1,350,548	—	1,350,548
Roads and construction services	—	—	—	176,879	—	176,879
Fuel gas service	—	496,590	—	—	(4,884)	491,706
Plastic and rubber	—	654,029	—	—	—	654,029
Asphalts	31,230	433,585	—	—	—	464,815
L.P.G. and propane	321,950	168,656	—	—	(10,824)	479,782
Crude oil	13,568,668	—	—	—	(13,443,182)	125,486
Polyethylene	—	158,669	—	—	—	158,669
Aromatics	—	157,009	—	—	—	157,009
Other products	17,043	1,915,993	—	—	(1,591,547)	341,489
	17,013,507	35,826,798	8,052,098	1,683,897	(25,100,482)	37,475,818
Foreign sales
Crude oil	23,654,132	1,347,257	—	—	—	25,001,389
Diesel	—	1,946,402	—	—	—	1,946,402
Electric power transmission services	—	—	—	3,061,980	—	3,061,980
Construction services	—	—	—	2,546,680	—	2,546,680
Plastic and rubber	—	749,103	—	—	—	749,103
Gasolines	—	193,394	—	—	—	193,394
Fuel oil	—	1,826,690	—	—	—	1,826,690
L.P.G. and propane	149,225	—	—	—	—	149,225
Cash flow hedging	(673,551)	—	—	—	—	(673,551)
Other products	60,485	718,810	—	165,899	—	945,194
	23,190,291	6,781,656	—	5,774,559	—	35,746,506
	40,203,798	42,608,454	8,052,098	7,458,456	(25,100,482)	73,222,324

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

32.	Relevant and/or subsequent events (unaudited)
●	Appeal filed by the Ministry of Finance and Public Credit facing the Court on the deductibility of royalties.

The appeal filed by the Ministry of Finance and Public Credit suspends the effects of the court’s decision not to modulate the effects of ruling C489 of 2023 regarding the deductibility of royalties.

●	Ocensa announces the acquisition of 100% of the shares of C.I. Repsol Ductos Colombia.

On July 22, 2024, Oleoducto Central S.A., belonging to the Ecopetrol Business Group, announced the acquisition of 100% of the shares of the company CI Repsol Ductos Colombia S.A.S. (“RDC”).

RDC’s main asset is the shares in the Oleoducto de Colombia S.A. – ODC, which represent a 7.14% stake. The ODC is a private oil pipeline with an indefinite validity, which has been operating for 35 years transporting crude oil between the Vasconia Station, located in the municipality of Puerto Boyacá (Boyacá) and the Coveñas Maritime Terminal, in the municipalities of Coveñas (Sucre) and San Antero (Córdoba).

●	Ecopetrol S.A. begins a partial refinancing of USD $250 million of debt maturities in 2026

On August 6, 2024, Ecopetrol S.A. reported that, as part of its comprehensive debt management strategy, it will prepay USD $250 million of its international bond maturing in June 2026, which was issued in 2015. The outstanding nominal balance of the bond is USD $1,500 million, with a coupon rate of 5.375%.

The redemption date of the bonds will take place on September 5, 2024, at an approximate redemption price of USD $1,014.95 for each USD $1,000 of principal plus the accrued interest. The final amount of the transaction will be confirmed on the redemption date.

The early payment is in line with the objectives of the financial plan and confirms Ecopetrol S.A.’s commitment to proactively manage the refinancing of maturities in 2026.

●	Ecopetrol obtained authorization to execute a loan agreement with an international bank for two-hundred fifty million dollars

Ecopetrol announced that the Ministry of Finance and Public Credit (“MHCP”) has authorized Ecopetrol to execute a loan agreement for up to two-hundred fifty million dollars through Resolution 2476 dated August 20, 2024.

The loan is expected to be executed by and between the Company, as borrower, and Sumitomo Mitsui Banking Corporation, as lender. The term of the loan is expected to be five years, with the principal payable at maturity and a variable interest rate. The proceeds from this transaction are expected to be allocated to non-investment expenses, including the repayment of financial commitments maturing 2026.

According to the procedure outlined in the contract, the MHCP reviewed and authorized the terms, which anticipate borrower default events such as non-payment or failure to fulfill obligations. If these events materialize, the lenders may demand early repayment. Additionally, Ecopetrol may seek recourse if the agreed disbursements are not made. All of the above is in compliance and will be governed by the laws of the State of New York.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Exhibit 1. Consolidated companies, associates, and joint ventures (Unaudited)

		Ownership			Geographic		Profit (loss)
	Functional	Interest		Country/	area of		for the	Total	Total
Company	Currency	Ecopetrol	Activity	Domicile	operations	Net equity	period	assets	liabilities
Subsidiaries
Refinería de Cartagena S.A.S.	U.S. Dollar	100%	Hydrocarbons refining, marketing and distribution	Colombia	Colombia	23,509,708	(910,551)	35,121,833	11,612,125
Cenit transporte y logística de hidrocarburos S.A.S.	Colombian peso	100%	Storage and transportation through hydrocarbon pipelines	Colombia	Colombia	14,274,042	2,661,860	17,842,988	3,568,946
Ecopetrol Global Energy S.L.U.	U.S. Dollar	100%	Investment vehicle	Spain	Spain	16,510,216	528,155	16,510,297	81
Oleoducto Central S.A. - Ocensa	U.S. Dollar	72.65%	Transportation through hydrocarbon pipelines	Colombia	Colombia	3,633,946	1,451,722	6,759,523	3,125,577
Hocol Petroleum Limited.	U.S. Dollar	100%	Investment vehicle	Bermuda	Bermuda	3,866,756	96,711	4,112,856	246,100
Ecopetrol América LLC.	U.S. Dollar	100%	Hydrocarbons exploration and exploitation	United States of America	United States of America	1,750,271	47,976	3,392,774	1,642,503
Hocol S.A.	U.S. Dollar	100%	Exploration, exploitation, and production of hydrocarbons	Cayman Islands	Colombia	3,351,032	125,601	5,259,866	1,908,834
Esenttia S.A.	U.S. Dollar	100%	Production and commercialization of polypropylene resin	Colombia	Colombia	2,558,163	(81,043)	3,116,775	558,612
Ecopetrol Capital AG	U.S. Dollar	100%	Collection of surpluses from, and providing funds to, companies of the Ecopetrol Business Group	Switzerland	Switzerland	2,936,964	44,593	8,655,529	5,718,565
Oleoducto de Colombia S. A. – ODC	Colombian peso	73%	Pipeline transportation of crude oil	Colombia	Colombia	417,523	172,927	799,041	381,518
Black Gold Re Ltd.	U.S. Dollar	100%	Reaseguradora para compañías del Grupo Empresarial Ecopetrol	Bermuda	Bermuda	1,217,714	48,479	1,389,000	171,286
Andean Chemicals Ltd.	U.S. Dollar	100%	Investment vehicle	Bermuda	Bermuda	1,915,191	(50,927)	1,931,415	16,224
Oleoducto de los Llanos Orientales S. A. - ODL	Colombian peso	65%	Pipeline transportation of crude oil	Panama	Colombia	512,682	305,740	1,236,078	723,396
Interconexión Eléctrica S.A. E.S.P.	Colombian peso	51.41%	-Provision of the public electricity transmission service - Development of infrastructure projects and their commercial exploitation and - Software development, Information technology and telecommunications activities and services	Colombia	Latin America	26,584,977	1,341,999	73,480,911	46,895,934

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

		Ownership			Geographic		Profit
	Functional	Interest		Country/	area of		(loss) for	Total	Total
Company	Currency	Ecopetrol	Activity	Domicile	operations	Net equity	the period	assets	liabilities
Inversiones de Gases de Colombia S.A. Invercolsa S.A.	Colombian peso	51.88%	Holding with investments in transportation and distribution companies of natural gas and LPG in Colombia	Colombia	Colombia	580,247	266,589	746,271	166,024
Alcanos de Colombia S.A. E.S.P. (1)	Colombian peso	29.61%	Provision of the home public service of fuel gas, the construction and operation of gas pipelines, distribution networks, regulation, measurement, and compression stations.	Colombia	Colombia	297,244	107,430	837,451	540,207
Metrogas de Colombia S.A E.S.P. (1)	Colombian peso	33.49%	Provision of the public service of commercialization and distribution of fuel gas; the exploration, exploitation, storage, use, transportation, refining, purchase, sale and distribution of hydrocarbons and their derivatives.	Colombia	Colombia	52,944	16,411	142,043	89,099
Gases del Oriente S.A. E.S.P. (1)	Colombian peso	48.50%	Provision of the home public service of fuel gas distribution and the development of all complementary activities to the provision of said service.	Colombia	Colombia	77,161	47,069	215,458	138,297
Promotora de Gases del Sur S.A. E.S.P. (1)	Colombian peso	31.44%	Promote the linking of national or foreign capital, public or private, to achieve the gas massification project.	Colombia	Colombia	44,835	30,035	91,343	46,508
Combustibles Líquidos de Colombia S.A E.S.P. (1)	Colombian peso	41.61%	Wholesale commercialization of fuel gas, the provision of the home public LPG distribution service and the development of complementary activities to the provision of said service.	Colombia	Colombia	61,606	1,198	82,341	20,735

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

		Ownership			Geographic		Profit (loss)
	Functional	Interest		Country/	area of		for the	Total	Total
Company	Currency	Ecopetrol	Activity	Domicile	operations	Net equity	period	assets	liabilities
Ecopetrol USA Inc.	U.S. Dollar	100%	Hydrocarbons exploration and exploitation	United States of America	United States of America	14,511,454	608,693	14,525,985	14,531
Ecopetrol Permian LLC.	U.S. Dollar	100%	Hydrocarbons exploration and exploitation	United States of America	United States of America	10,491,472	382,472	13,295,872	2,804,400
Ecopetrol Oleo e Gas do Brasil Ltda.	Real	100%	Hydrocarbons exploration and exploitation	Brazil	Brazil	1,890,521	(77,760)	1,984,852	94,331
Esenttia Masterbatch Ltda.	Colombian peso	100%	Manufacture of polypropylene compounds and masterbatches	Colombia	Colombia	318,698	164,590	532,034	213,336
Ecopetrol del Perú S. A.	U.S. Dollar	100%	Hydrocarbons exploration and exploitation	Peru	Peru	63,522	972	66,219	2,697
ECP Hidrocarburos de México S.A. de C.V.	U.S. Dollar	100%	Offshore exploration	Mexico	Mexico	44,056	(3,081)	46,447	2,391
Ecopetrol Costa Afuera S.A.S.	Colombian peso	100%	Offshore exploration	Colombia	Colombia	13,619	224	13,757	138
Esenttia Resinas del Perú SAC	U.S. Dollar	100%	Commercialization polypropylene resins and masterbatches	Peru	Peru	14,969	(809)	30,152	15,183
Topili Servicios Administrativos S de RL De CV.	Mexican pesos	100%	Specialized management services	Mexico	Mexico	(454)	(138)	625	1,079
Kalixpan Servicios Técnicos S de RL De CV.	Mexican pesos	100%	Specialized services related to oil and gas industry	Mexico	Mexico	73	(18)	75	2
Ecopetrol US Trading LLC	U.S. Dollar	100%	International marketing of crude oil and refined products	United States of America	United States of America	262,345	187,894	2,409,138	2,146,793
Econova Technology & Innovation S.L.	U.S. Dollar	100%	Execution of activities related to science, technology, and innovation (ST&I) activities.	Spain	Spain	219	(62)	391	172
Ecopetrol Singapore PTE. LTD	Singapore dollar	100%	Holding company with investment in an international trading company for crude oil and refined products	Singapore	Asia	425,806	194,409	425,901	95
Ecopetrol Trading Asia PTE. LTD	Singapore dollar	100%	International marketing of crude oil and refined products	Singapore	Asia	425,201	194,394	3,909,793	3,484,592

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

		Ownership			Geographic		Profit (loss)
	Functional	Interest		Country/	area of		for the	Total	Total
Company	Currency	Ecopetrol	Activity	Domicile	operations	Net equity	period	assets	liabilities
Associates
Serviport S.A. (2)	Colombian peso	49%	Services to support the loading and unloading of oil trucks, supply of equipment for the same purpose, technical inspections, and load measurements	Colombia	Colombia	17,230	(6,773)	38,707	21,477
Sociedad Portuaria Olefinas y Derivados S.A. (3)	Colombian peso	50%	Construction, use, maintenance, adaptation and administration of port facilities, ports, private docks, or service to the general public	Colombia	Colombia	7,065	(920)	9,084	2,019
Joint ventures
Equion Energía Limited	U.S. Dollar	51%	Hydrocarbons exploration and exploitation	United Kingdom	Colombia	1,456,602	28,149	1,534,068	77,466
Ecodiesel Colombia S.A. (3)	Colombian peso	50%	Production, commercialization and distribution of biofuels and oleochemicals	Colombia	Colombia	155,957	18,744	247,720	91,763

(1)	Indirect participation through Inversiones de Gases de Colombia S.A. - Invercolsa S.A.
(2)	Information available as of December 31, 2023, the investment is totally impaired.
(3)	Information available as of June 30, 2024.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Exhibit 2. Consolidated companies, associates, and joint ventures – Interconexión Eléctrica S.A. E.S.P. (Unaudited)

			Ownership
		Country/	Interest
Company	Activity	Domicile	ISA	Assets	Liabilities	Equity	Profit (loss)
Subsidiaries
Consorcio Transmantaro	Electric power	Peru	60.00%	8,115,427	6,368,687	1,746,740	195,072
Interligação Eléctrica Evrecy	Electric power	Brazil	35.82%	368,486	38,151	330,335	(10,739)
Fundo de Investimento Assis	Trust - Special Purpose Entity	Brazil	35.82%	447,909	—	447,909	11,245
Fundo de Investimento Barra Bonita Renda Fixa Referenciado	Trust - Special Purpose Entity	Brazil	35.82%	36,782	—	36,782	1,449
Fundo de Investimento Referenciado di Bandeirantes	Trust - Special Purpose Entity	Brazil	29.81%	617,011	—	617,011	15,057
Fundo de Investimento Xavantes Referenciado di	Trust - Special Purpose Entity	Brazil	24.15%	802,638	—	802,638	32,583
Interconexiones Viales	Roads	Chile	100.00%	149	35	114	53
Interligação Elétrica Aguapeí	Electric power	Brazil	35.82%	580,786	85,893	494,893	16,961
Interligação Elétrica Biguaçu	Electric power	Brazil	35.82%	409,667	58,995	350,672	30,923
Interligação Elétrica De Minas Gerais	Electric power	Brazil	35.82%	450,953	36,402	414,551	20,009
Interligação Elétrica Itapura	Electric power	Brazil	35.82%	168,222	18,524	149,698	6,301
Interligação Elétrica Itaquerê	Electric power	Brazil	35.82%	499,001	56,129	442,872	27,671
Interligação Elétrica Itaúnes	Electric power	Brazil	35.82%	488,299	62,556	425,743	31,705
Interligação Elétrica Norte E Nordeste	Electric power	Brazil	35.82%	431,180	112,065	319,115	19,060
Interligação Elétrica Pinheiros	Electric power	Brazil	35.82%	59,381	13,395	45,986	2,320
Interligação Elétrica Riacho Grande	Electric power	Brazil	35.82%	233,166	29,962	203,204	2,520
Interligação Elétrica Serra Do Japi	Electric power	Brazil	35.82%	367,765	42,364	325,401	23,735
Interligação Elétrica Sul	Electric power	Brazil	35.82%	196,429	23,781	172,648	7,785
Interligação Elétrica Tibagi	Electric power	Brazil	35.82%	233,500	21,736	211,764	14,815
Internexa	Information and communications technologies	Colombia	99.60%	580,946	408,637	172,309	10,759
Internexa Chile	Information and communications technologies	Chile	98.60%	49,797	35,641	14,156	(1,463)
Interligação Elétrica JAGUAR 6 S.A.	Electric power	Brazil	35.82%	177,972	21,737	156,235	10,198
Interligação Elétrica JAGUAR 8 S.A.	Electric power	Brazil	35.82%	112,382	11,914	100,468	1,891
Interligação Elétrica JAGUAR 9 S.A.	Electric power	Brazil	35.82%	412,067	38,984	373,083	26,073

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

			Ownership
		Country/	Interest
Company	Activity	Domicile	ISA	Assets	Liabilities	Equity	Profit (loss)
Internexa Participações	Investment vehicle	Brazil	99.60%	1,755	155	1,600	696
Internexa Peru	Information and communications technologies	Peru	99.71%	327,394	272,272	55,122	6,504
ISA Bolivia	Electric power	Bolivia	100.00%	86,239	8,561	77,678	5,044
ISA Capital Do Brasil	Investment vehicle	Brazil	100.00%	5,062,971	148	5,062,823	390,749
ISA CTEEP	Electric power	Brazil	35.82%	27,794,304	13,737,606	14,056,698	1,089,255
ISA Interchile	Electric power	Chile	100.00%	5,984,688	4,561,883	1,422,805	27,924
ISA Intercolombia	Electric power	Colombia	100.00%	449,835	335,018	114,817	28,843
ISA Intervial Chile	Roads	Chile	100.00%	4,510,022	674,176	3,835,846	259,266
ISA Intervial Colombia	Roads	Colombia	100.00%	652	—	652	13
ISA Inversiones Chile SpA	Investment vehicle	Chile	100.00%	2,197,015	349,286	1,847,729	29,407
ISA Inversiones Chile Vias SpA	Investment vehicle	Chile	100.00%	3,857,162	12,724	3,844,438	259,144
ISA Inversiones Costera Chile	Investment vehicle	Chile	100.00%	75,543	193,522	(117,979)	(1,220)
ISA Inversiones Tolten	Investment vehicle	Chile	100.00%	21	1	20	(7)
ISA Investimentos E Participações	Investment vehicle	Brazil	100.00%	946,234	12,921	933,313	78,002
ISA Perú	Electric power	Peru	99.98%	979,638	772,307	207,331	19,339
ISA REP	Electric power	Peru	60.00%	1,784,303	1,312,250	472,053	149,430
ISA Transelca	Electric power	Colombia	100.00%	1,987,327	1,163,142	824,185	108,748
Linear Systems RE	Other businesses	Bermudas	100.00%	228,231	185,489	42,742	3,848
Proyectos de Infraestructura del Perú	Electric power	Peru	100.00%	20,913	998	19,915	(686)
Ruta Costera	Roads	Colombia	100.00%	2,565,131	2,385,936	179,195	6,183
Ruta de La Araucanía	Roads	Chile	100.00%	597,983	300,907	297,076	18,795
Ruta de Los Ríos	Roads	Chile	75.00%	198,450	130,250	68,200	8,929
Ruta del Bosque	Roads	Chile	100.00%	11,000	1,363	9,637	(1,445)
Ruta del Loa	Roads	Chile	100.00%	1,599,722	1,249,225	350,497	35,157
Ruta del Maipo	Roads	Chile	100.00%	7,096,772	4,402,331	2,694,441	199,754
Ruta del Este Sociedad Concesionaria S.A.	Roads	Panama	100.00%	25,865	2,222	23,643	(2,222)
Sistemas Inteligentes en Red	Other businesses	Colombia	99.77%	25,092	12,286	12,806	1,439
XM	Electric power	Colombia	99.73%	450,179	399,639	50,540	9,307
INTERCONEXIONES DEL NORTE S.A.	Electric power	Colombia	100.00%	65,453	65,586	(133)	(281)

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

June 30, 2024

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

			Ownership
		Country/	Interest
Company	Activity	Domicile	ISA	Assets	Liabilities	Equity	Profit (loss)
Joint ventures
Interligação Elétrica do Madeira	Energy transport	Brazil	51.00%	5,469,756	2,292,356	3,177,400	196,142
Interligação Elétrica Garanhuns	Energy transport	Brazil	51.00%	1,157,915	302,574	855,341	46,355
Interligação Elétrica Paraguaçu	Energy transport	Brazil	50.00%	1,306,171	415,300	890,871	61,069
Interligação Elétrica Aimorés	Energy transport	Brazil	50.00%	831,490	282,872	548,618	44,955
Interligação Elétrica Ivaí	Energy transport	Brazil	50.00%	3,508,464	2,675,895	832,569	80,123
Transmissora Aliança de Energia Elétrica	Energy transport	Brazil	14.88%	13,606,292	8,447,917	5,158,375	590,956
Interconexión Eléctrica Colombia Panamá-Panamá	Energy transport	Panama	50.00%	21,693	3,534	18,159	(7,430)
Interconexión Eléctrica Colombia Panamá Colombia	Energy transport	Colombia	1.17%	264	1	263	(2)
Transnexa (1)	Telecommunications transport	Ecuador	49.85%	—	—	—	—
Derivex	Manage the negotiation system of operations on derivative financial instruments of electrical energy	Colombia	39.88%	3,025	—	3,025	(293)
Parques del Río	Roads	Colombia	33.00%	49	—	49	(19)
Conexión Kimal Lo Aguirre S.A.	Energy transport	Chile	33.33%	1,124,648	702,382	422,266	(2,283)
Consorcio Eléctrico YAPAY S.A	Electric power	Peru	50.00%	245,054	249,065	(4,011)	(2,927)
Associates
ATP Tower Holdings	Telecommunications transport	United States of America	24.70%	4,276,363	2,823,125	1,453,238	(68,415)

(1)Transnexa is in the process of liquidation and its investment has been completely impaired.